FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: April 27, 2006	/s/ Donat Madilo Donat Madilo Treasurer

NI 43-101 TECHNCAL REPORT,

NAMOYA PROJECT,

MANIEMA PROVINCE,

DEMOCRATIC REPUBLIC OF THE CONGO

Michael B. Skead, P. Geo.

Vice President, Exploration

Banro Corporation

March 30, 2006

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

TABLE OF CONTENTS

1.0	SUMMARY	1

2.0	INTRODUCTION	4

3.0	PROPERTY DESCRIPTION AND LOCATION	5
	3.1 Location and Area	5
	3.2 Tenement Status	5
	3.3 Environmental Liabilities	6

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	7
	4.1 Accessibility	7
	4.2 Physiography and Climate	7
	4.3 Features within the Property	8

5.0	HISTORY	9
	5.1 History of the Property	9
	5.2 Historical Production	10
	5.3 Historical Exploration	10
	5.4 Historical Mineral Resource Estimates	13

6.0	GEOLOGICAL SETTING	16
	6.1 Regional Geology	16
	6.2 Local Geology	21
	6.3 Deposit Geology	24

7.0	DEPOSIT TYPES	28

8.0	EXPLORATION	30
	8.1 Regional Work	30
	8.2 Prospect Scale	32

9.0	DIAMOND DRILLING	33

10.0	SAMPLING METHOD AND APPROACH	35

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Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	39
	11.1 Sample Preparation and Analysis	39
	11.2 Quality Control Procedures	41

12.0	DATA VERIFICATION	42
	12.1 Historical Data Verification	42
	12.2 Assessment of Quality Control Data	42
	12.3 Assessment of Project Database	43

13.0	ADJACENT PROPERTIES	44

14.0	MINERAL PROCESSING AND METALLURGICAL TESTING	44
	14.1 Method of Extraction	44
	14.2 Cost Estimates	45
	14.3 Metallurgy	45

15.0	MINERAL RESOURCE ESTIMATES	47
	15.1 Approach	48
	15.2 Data Quality	49
	15.3 Density Samples	49
	15.4 Geological Interpretation and Lode Identification	50
	15.5 Wirefarming and Block Modelling	53
	15.6 Statistical analysis of the Data	53
	15.7 Geostatistical Analysis	55
	15.8 Grade Estimation	56
	15.9 Topograhy, Artisanal Excavation and Stope Sub-models	57
	15.10 Mineral Resource Reporting	57
	15.11 Mineral Reserve Estimates	59

16.0	OTHER RELEVANT DATA AND INFORMATION	60

17.0	INTERPRETATION AND CONCLUSIONS	63

18.0	RECOMMENDATIONS	65

19.0	REFERENCES	66

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20.0	ACKNOWLEDGEMENTS	67

21.0	DATE AND SIGNATURE PAGE	68

22.0	CERTIFICATE OF QUALIFIED PERSON	69

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

LIST OF FIGURES

Figure 1:	Africa Locality Plan	71

Figure 2:	Location within the Democratic Republic of the Congo	72

Figure 3:	Exploitation Permit Locations	73

Figure 4:	Map of the Namoya Property	74

Figure 5:	Namoya Property Mineralized Deposits and Sample Location	75

Figure 6:	Mt. Mwendamboko & Muviringu Mineralized Zones and Sample Location	76

Figure 7:	Kakula Mineralized Zone and Sample Location	77

Figure 8:	Mt. Namoya and Filon `B' Mineralized Zones and Sample Locations	78

Figure 9:	Structural Setting of the Kibara Belt in Central Africa	79

Figure 10:	Geology Map - Namoya Property	80

Figure 11:	Landsat Imagery - Namoya Property	81

Figure 12:	Soil Geochemical Map - Namoya Property	82

Figure 13:	Location Plan - Recent Drill Holes	83

Figure 14:	Gram-meter Plot of Historical vs. Recent Adit Re-sampling Results	84

Figure 15:	ALS Chemex Internal Duplicate Split Results	85

Figure 16a:	Scatter Plot - SGS vs ALS Chemex (Au › 0.1 g/t)	85

Figure 16b	Scatter Plot - SGS vs ALS Chemex (Au ‹ 0.1 g/t)	86

Figure 17:	Performance chart of blank samples	86

Figure 18:	Namoya Mineralized Trend - 3D snapshot	87

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

LIST OF TABLES

Table 1:	Resource Summary (Watts, Griffis, and McOuat, 1989)	14

Table 2:	RED Resource Summary @ 1.00 g/t Au cut-off	15

Table 3:	MTC Resource Summary @ 1.00 g/t Au cut-off	15

Table 4:	SRK Resource Summary @ 1.00 g/t Au cut-off	16

Table 5:	Typical Wall-rock Alteration in and Adjacent to Lode Gold Deposits in Greenschist Facies Domains (adapted from Groves and Foster, (1993)	18

Table 6:	Structural Events of the Kibaran Belt (Adopted from Pohl, 1994)	20

Table 7:	2004-2005 Monthly and Year-to date Exploration Statistics	30

Table 8:	Soil Sampling Analytical Statistics	32

Table 9:	Diamond Drill Hole Specifications	34

Table 10:	Significant Trench Intersections	35

Table 11:	Significant Adit Intersections	36

Table 12:	Significant Drill Hole Intersections	37

Table 13:	Gold Characteristics (Brosius, 1947)	46

Table 14:	Average Rock Densities (Safianikoff ,1945)	49

Table 15:	Average Rock Densities of Recent Core Hole	50

Table 16:	Descriptive Statistics of Selected Samples	54

Table 17:	Applied High-grade Capping	55

Table 18:	Semi Variogram Model Parameters	56

Table 19:	Namoya Property: In-situ Mineral Resource Estimates @ 1.0 g/t Au cut-off	58

Table 20:	Summary of Mineral Resource Estimates	64

Table 21:	Work Program and Budget	65

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Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

LIST OF APPENDICES

Appendix I:	Standards Control Graphs and Performance Charts	88

Appendix II:	Statistical Graphs of Drill Hole, Adit and Trench Data	96

Appendix III:	Block Model Sections and Levels Through the Various Namoya Deposits	111

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

1.0	SUMMARY

The Namoya Property consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the Democratic Republic of the Congo (the “DRC”). Namoya Mining SARL, which is wholly-owned by Banro Corporation (“Banro”), has a 100% interest in the said permit. The Namoya property comprises five separate ore bodies: Mwendamboko and Muviringu to the northwest, Kakula in the center and Namoya Summit and Filon B to the southeast.

Alluvial deposits of gold were first discovered at Namoya in 1930 and mined between 1931 and 1947. Primary gold was also discovered during this period and underground mining commenced on the Filon B deposit in 1947. Further discoveries of primary gold mineralization were made at Mwendamboko, Kakula, Namoya Summit and Muviringu where selective mining was carried out. The majority of this mining was based on small scale underground development along specific mineralized quartz veins or ‘stockwork’ zones. During the 1950s a small open pit was established on the summit of Mwendamboko. Mining ceased in 1961, although there remained substantial un-mined resources in the various deposits plus several other untested mineralized targets. Limited regional and strike exploration appears to have been conducted since 1961.

The main host rock unit of the mineralized zone is a fine to very fine-grained chlorite schist with associated albite, quartz, sericite and calcite. Quartz veins and quartz ‘stockworks’ cross-cut the majority of the host sediments. The quartz systems host the primary gold mineralization. The distribution of the quartz vein system is controlled by a northwest – southeast oriented shear zone which controls the distribution of the various deposits along this corridor.

The exploration programme at Namoya commenced in November 2004 and included gridding, soil sampling, adit and trench sampling, detailed and regional scale mapping and drilling. A detailed adit sampling and mapping programme was initiated

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

in early 2005 in order to (a) covert a significant portion of the resource from the Inferred to Indicated category, (b) gain an understanding on the controls and distribution of gold minerlization and (3) confirm the historical assay data. Over 40% of the historical adits and trenches were re-sampled and mapped. Comparison between historical and modern analytical results has shown that there is little variability and no evidence of bias between the two data sets. Diamond drilling has also confirmed the width and tenor of mineralization intersected in both trenches and adits. Detailed mapping has greatly improved the understanding on the controls of mineralization.

The adit sampling programme was successful in converting 436,000 ounces of gold from the initial 1,093,000 Inferred Resource into the higher Indicated category. The current Mineral Resource Estimates for Namoya are summarised in the table below. These estimates are conservative due to the methodology employed in estimating the volume and grade of the depleted Mwendamboko high-grade material. The Indicated Mineral Resources compare well with the previous Inferred Resource Estimates undertaken by SRK, and gives a clear scope and direction to the project.

Summary of Mineral Resource Estimates at 1.0 g/t Au Cutoff

	Indicated			Inferred
Deposit	Tonnes	Au (g/t)	Ounces*	Tonnes	Au (g/t)	Ounces*
Mwendamboko	2,154,100	3.84	266,000	3,836,300	2.91	359,000
Kakula	1,936,300	2.11	131,000	2,915,900	1.94	182,000
Namoya Summit	470,000	2.58	39,000	356,500	2.53	29,000
Muviringu	--	--	--	710,000	3.80	87,000
Totals	4,560,400	2.97	436,000	7,818,700	2.61	657,000

Ounces* rounded to the nearest ‘000

In conclusion, much of the work carried out and proposed to be carried out by Banro at Namoya is based on historical data that has been verified by recent re-sampling and

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

mapping activities. Data quality and data reliability issues have been studied, with no evidence of bias between the historical data and the modern sampling and laboratory methods. In particular, the accuracy and precision of the assay data has been studied in detail and independent check analysis have been undertaken. Sampling procedure and laboratory results have been checked. In principle, the adit re-sampling program has provided assay results that are more reliable and has therefore provided increased confidence and solid back-up to the thicknesses and grades of intersections used for the current Mineral Resource Estimates. In addition, independent geological consultants, SRK, who undertook the previous resource determinations for Namoya, has reviewed the re-sampling and quality control procedures and concurs with Banro’s findings.

A Phase II exploration program of detailed and regional geological mapping, rock sampling, soil and topographic surveys, as well as diamond drilling is currently underway. The current drilling program at Namoya involves 2 Longyear 38 core rigs with the objective of completing resource drilling on the most advanced prospects of Mwendamboko, Kakula and Namoya Summit. On completion of the first phase of resource drilling, exploration drilling is planned to commence in the second quarter of 2006 on those targets generated from the on-going regional exploration programme. The 2006 budget for the Namoya project is approximately US$5.54 million. The author considers that the proposed work program and budget are adequate and achievable and are consistent with the resource and exploration potential of the Namoya Property.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

2.0	INTRODUCTION

The Namoya project is a gold exploration project comprising a number of known targets, including artisan workings and targets recently outlined from geochemical soil sampling and mapping.

In 1996, when Banro Corporation (Banro) acquired control of the Namoya Property, it also acquired a vast library of exploration data accumulated throughout the century pertaining to the Namoya Property. Consolidation, computerisation, and interpretation of this data by CME & Company during 1997 and 1998 confirmed five historical deposits; Mwendamboko, Muviringu, Kakula, Namoya Summit and Filon B hosting significant gold mineralization. SRK carried out a detailed geological review of the historical data in December 1998 and conducted a follow-up site visit in November 2004.

In 2005, Banro through it wholly-owned subsidiary, Namoya Mining SARL, undertook extensive geological mapping, rock sampling, soil sampling, trenching, surveying and adit re-sampling, and is currently undertaking an extensive drilling program involving two Long-Year 38 diamond drill rigs. Preliminary resource estimates were undertaken following the successful completion of an extensive adit re-sampling and trenching program at four of the known deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit.

This Technical Report has been prepared by Banro pursuant to the requirements of National Instrument 43-101 (“NI 43-101”) in connection with the filing by Banro of its annual information form relating to fiscal 2005. This report is intended to conform to Form 43-101F1. The “qualified person” (as such term is defined in NI 43-101) responsible for the preparation of this report is Michael B. Skead, P. Geo., Vice President, Exploration of Banro. Mr. Skead has managed the exploration on the Namoya Property since November 2004, has visited the property regularly and has reviewed all exploration data and interpretations on at least a monthly basis.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

3.0	PROPERTY DESCRIPTION AND LOCATION

3.1	Location and Area

The Namoya Property is located in the northern part of the Maniema Province in the east of the Democratic Republic of the Congo (DRC) (Figures 1 and 2), approximately 225 kilometres southwest of the town of Bukavu. The Namoya Property area is centred at approximately 4.0º South and 27.5º East and covers an area of 174 km2 (Figure 3).

3.2	Tenement Status

In January, 1996, Banro Resource Corporation’s (now Banro Corporation, “Banro”) wholly-owned subsidiary, African Mineral Resources Inc. (“AMRI”), in conjunction with its joint venture partner Mines D’Or du Zaire (“MDDZ”), completed the purchase of the outstanding privately held shares of La Societé Minière et Industrielle du Kivu SARL (“SOMINKI”). The joint venture partners controlled 72% (AMRI — 36%, MDDZ — 36%) of SOMINKI, with the remaining 28% held by the Government of Zaire (DRC). Banro subsequently acquired MDDZ’s 36% interest in SOMINKI in December 1996. SOMINKI, a privately owned company, was formed in 1976 as a result of the amalgamation nine companies including Compagnie Minière Zairoses Des Grand Lacs (“MGL”), and held 10 mining permits covering an area of 238 square kilometres and 47 mining concessions covering 10,034 square kilometres.

In early 1997, Banro, SOMINKI and the government of the DRC ratified a new 30 year mining convention that provided for SOMINKI to transfer its gold assets to a newly created company. Societé Aurifère du Kivu et du Maniema, SARL (“SAKIMA”) was incorporated to acquire the assets of SOMINKI as stipulated in the new mining convention. In addition to this asset transfer, the new mining convention included a ten year tax moratorium from the start of commercial production, the ability to export all gold production, the ability to operate in US currency, the elimination of import duties and title confirmation for all of the concessions.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

The new mining convention provided for Banro to control 93% of SAKIMA with the remaining 7% held by the Government of the DRC as a net carried interest.

In July 1998, President Laurent D. Kabila issued presidential decrees, which amongst other things, effectively expropriated SAKIMA’s gold assets (Banro, 1998a). As a result of these actions Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of Banro’s gold assets (Banro, 1998b).

In April 2002, the Government of the DRC formally signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold a 100% interest in the Namoya Property under a revived mining convention which expires in March 2027 (subject to extension under the New Mining Code).

The Namoya Property consists of one exploitation permit (Figure 3). Banro’s wholly-owned subsidiary, Namoya Mining SARL, has a 100% interest in the said permit.

3.3	Environmental Liabilities

Potentially significant environmental issues in the area of the Namoya Property have been caused by past mining operations and the current artisanal activities. Artisanal miners use the local streams to wash alluvial gravels and crushed ore, and use mercury in some cases to extract the gold. In November 2005, Banro commissioned an independent group, Congo Environmental and Mining Consulting, to undertake an independent environmental baseline survey of the activities of the artisans and the impact of past mining activities in all of Banro’s four project areas, Twangiza, Kamituga, Lugushwa and Namoya. The objective of the survey was in two fold;

•	To establish current environmental issues and allow the definition of environmental liabilities associated with any new mining operation.
•	To meet the objectives spelt out in the mining convention.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	Accessibility

Bukavu which has an international airport is an approximately two and one hour flight from Nairobi in Kenya and Mwanza respectively.

The Namoya Property some 225 kilometres southwest of Bukavu is currently only accessible by aircraft as road access is currently in very poor condition.

The government of the DRC recently secured a World Bank loan for the construction of the road from Bukavu to Kansogo, which apparently passes through Namoya. The contract was awarded to a Chinese firm who will commence the road works in early 2006.

4.2	Physiography and Climate

The Namoya district can be divided into two main topographic domains, the broad flat flood plains to the south of Namoya village itself and the mountainous domain to the north, which appears to host the majority of the mineralization. The plains lie between 800-900 m above mean sea level whilst the summit of Mt. Mwendamboko peaks at approximately 1,300 m.

The northern half of the Property is covered by extensive equatorial forest whilst in the southern half the equatorial forest is interspersed with savannah and agricultural land.

The mountainous northern region is cut by deep valleys with a well-formed drainage system made up of a dense dendritic network of short streams, less than 10 kilometres

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

long. The rivers are generally narrow and shallow with many rapids along their course.

The climate is tropical to sub-tropical with an average annual rainfall that exceeds 1,500 mm, the wettest period being from September to December. Short violent thunderstorms are very frequent in the rainy season and generally occur in the afternoon. Day time temperatures are 25°C or greater.

4.3	Features within the Property

A number of small villages exist on the property, notably the village of Namoya to the south of the known deposits and several small villages occupied by artisanal miners in the vicinity of the deposits. Road access to Namoya is very difficult with limited four-wheel drive access via Samba, Kampene and Itula. A network of paths in the vicinity of the known deposits, have been opened up to provide access by foot, motorbike and limited 4 x 4 access. A small dirt airstrip approximately 1000 metres long exists at Namoya, which currently provides access for personnel and equipment. A schematic plan of the Property is given in Figure 4.

Mineralization occurs on the hilltops and ridges orientated northwest-southeast to the north of Namoya village. Five main areas of mineralization have been identified and they are, from the southeast to northwest, Namoya Summit, Filon B, Kakula, Mwendamboko and Muviringu which occurs on the western flank of Mount Mwendamboko. Mineral resources exist for these areas, although Filon B has been heavily mined and for the purpose of this report has been assumed to contribute nothing to the mineral resource inventory.

Further indications of mineralization to the southwest of Mwendamboko are seen in adit samples plus a number of small pits, and additional adits were noted on the western flanks of the hills.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Previous commercial mining by previous owners was carried out at Filon B and Mwendamboko. Since 1960‘s there has been no modern mining and all mining done since as been done by illegal artisanal miners with the main activity at Mwendamboko, underground at Filon B and adjacent vein outcrops. Minor artisanal mining has been carried out in the historical exploration adits and drives at the Namoya Summit, Kakula and Mwendamboko prospects. In addition, many of the streams and rivers draining these hills are being mined and used for washing ore. There is an area of processed washings in the valley next to Mwendamboko village. The flatter ground to the south of the hills would provide ample tailings storage capacity for an eventual full scale operation. The historical process plant site is a scene of abundant steel frames, agitator and leach tanks.

There is no grid supply of electricity in the area. Power at the exploration camp is currently supplied by generators and solar panels. There are several rivers which can provide water for exploration work. The camp is situated next to a spring that flows all year round from which drinking water is obtained. Water supply for mining and processing is yet to be assessed.

A large number of artisanal miners have been hired by Banro to support the exploration effort. However skilled labour is in short supply.

5.0	HISTORY

5.1	History of the Property

The Namoya Property has been the focus of gold exploration and exploitation for over 70 years. Alluvial deposits of gold were discovered at Namoya in 1930 and mined between 1931 and 1947. Primary gold was also discovered during this period and mining commenced on the Filon B deposit in 1947. Further discoveries of primary gold mineralization were made at Mwendamboko, Kakula, Namoya Summit and Muviringu where selective mining was carried out. The majority of this mining was based on small scale underground development along specific mineralized quartz

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

veins or ‘stockwork’ zones. An open pit was also established on the summit of Mwendamboko.

5.2	Historical Production

Underground mining conducted at Filon B between 1947 and 1955 is believed to have produced between 5,000 and 6,000 tonnes per annum (tpa). The mill feed at the beginning of this period is reported as 65 g/t tailing off to 25 g/t Au towards the end. Between 1947 and 1955 an average gold recovery from the Filon B ore was 34 g/t. The gravity plant was unable to deal with the sulphide mineralization, and tailings of up to 7 g/t Au were stockpiled.

The workings at Mwendamboko justified the construction of a 10,000 tonnes per month (tpm) capacity processing plant, which was commissioned in 1955. Production from Mwendamboko open pit took place between 1955 and 1960, producing 800 to 1,000 kg of gold per year (Kazmitcheff, 1968). The material extracted from the open pit at Mwendamboko has been calculated by CME to be 318,230 m3.

The untimely cessation of activities in 1961 resulted in substantial un-mined resources in the various deposits as well as several other untested mineralized targets. Limited regional and strike exploration appears to have been conducted.

5.3	Historical Exploration

All the available geological and assay information for the area comes from work conducted by the Compagnie Zairoise d’Enterprises Minières (Cobelmin). A plan of the location of these data and a representation of the geology is given in Figure 5. The historical exploration data includes:

•	10,820 prospecting samples from 1,237 pits over an area of 4.5 km2;
•	519 samples from 12 trenches totalling 519 m;

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

•	10,144 samples from 103 adits and crosscuts totalling 8,530 m;
•	6,462 samples from 112 diamond drillholes totalling some 9,540 m; and
•	2,751 samples from four bench levels in the Mwendamboko open pit.

Cobelmin ceased operations in 1961 due to civil unrest, and no further work appears to have been conducted in the area since. Artisanal miners continue to work in the area to this day. Banro commenced field exploration activities in November 2004 and exploration is on-going.

All the available historical reports pertaining to the geology of the district, either at local deposit scale or regional scale, have been reviewed and where applicable translated from the original French. Recent papers covering the Kibara Belt in a regional context have also been reviewed.

Regional prospecting over the Namoya Property appears to have been limited. Pitting was conducted over the core of the mineralized zone but does not appear to have been particularly successful in delineating anomalous zones. This apparent lack of success may be due in part to the analytical methods used at the time. A large volume of the pit data appears to be below a detection limit of 0.01 g/t or 10 ppb. A certain degree of scepticism exists in this regard, as it is felt that the analytical techniques in use during the 1950s would not be able to achieve such levels of detection.

From the available information, it would seem that the majority of the pit assays consisted of simple panning with a few samples being submitted for amalgam assays. In this situation, the results would represent a value for visible or coarse gold, but it would be unlikely to represent fine or microscopic gold values. Thus, a result of 0.01 g/t would represent a sample with no coarse gold visible, but which may still contain anomalous amounts of fine gold. This method of prospecting may have been adequate for testing gravel or bedrock but is probably ineffective for geochemical soil samples. If the shear zone hosted quartz vein mineralization model is assumed, gold liberation and dispersion in the regolith would be limited. For example, pit spacing was such that it would be feasible to miss something on the scale of Filon B. If gravel samples

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

are assumed to be either alluvial or eluvial they would either bear no relation to the bedrock or suffer the same drawbacks as the regolith. The greatest level of gold dispersion would be expected in the soil horizons. Anomalous values in such cases may be as low as 25 ppb Au.

Mwendamboko
Trenching began at Mwendamboko in early 1946, and the first of the 25 adits were excavated on the 1,273 level during 1947. A total of 59 diamond drill holes were drilled to test the Mwendamboko deposit prior to 1951 and sufficient ‘reserves’ were delineated to justify a 300 tonne per day (tpd) cyanidation project with power supplied by a hydro-electric power station situated 70 km to the east.

At Mwendamboko, 9 parallel adits were driven on the 1,273 level, 13 adits on the 1,253 level and three adits on the 1,200 level. A series of crosscuts and horizontal drill holes are also located within the 1,200 level adits.

A 1,039 m long access adit on the 1,068 level with a series of horizontal drill holes explored the deeper and south-eastern section of the Mwendamboko deposit.

The first drill hole at Muviringu was drilled during 1958 and was followed in 1959 by five adits totalling 393 m in length driven on the 1,203 level. A total of 17 diamond drill holes were also drilled totalling 2,450 m.

Sample locations and the outcrop of the resource model at the deposits are shown in Figure 6.

Kakula
Exploration at Kakula was limited to the upper portions of the hill and began in the late 1940s with a comprehensive trenching and pitting program. Little of the original geological data from this phase of work has been located. The data that does exist consists mainly of rudimentary trench plans and incomplete geological logs. The first phase of adit excavation, the 1,240 level, began in 1950 and ended in 1952. This was

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

followed by two more adits on the 1,240 level and a long access adit on the 1,200 level.

Diamond drilling was conducted from the 1,200 level adit between 1957 and 1958. This drilling consisted of a series of horizontal and vertical drill holes designed to test the extent of the mineralization. Data for the 1,859 m of adits and 1,311 m of diamond drilling consists mostly of assay data and simplified geological codes. Some early attempts at geological interpretation exist in map form, but the majority of the geological data available comes from the regional work by Kamitcheff (1959, 1968). Sample locations and the outcrop of the resource model at Kakula are shown in Figure 7.

Namoya Summit and Filon B
In 1947, the gold bearing Filon B was discovered on the south flank of Namoya Summit. Access to the mineralization at Filon B was gained by a series of adits and raises between 1,116 and 1,227 levels. Underground diamond drilling was conducted during 1954 from the 1,159 and 1,116 level adits. Some 313 m of core were drilled from 10 holes.

At Namoya Summit, five adits with a total length of 574 m were driven on the 1,254 level.

Limited exploration was conducted at Filon C (assumed to be the easterly strike extension of Filon B) in the late 1950s and consisted of two adits, perpendicular to each other and totalling 175 m in length. Sample locations and deposit models for Namoya Summit and Filon B are shown in Figure 8.

5.4	Historical mineral resource estimates

Historical mineable in-situ gold resources for Namoya, reported by Watts, Griffis and McOuat (1989), in quoting Kazmitcheff (1968) were calculated to be 1.45 million

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

tonnes grading 6.82 g/t Au. A breakdown of resources based on location is presented in Table 1.

Computer based resource modelling of each of the deposits was first carried out by Resource Exploration and Development (RED) of South Africa. Gold resource blocks were calculated and assigned levels of confidence based on geostatistical analysis of the database. Constraints were applied based on the geostatistical work and not on geology due to the lack of geological information.

Preliminary estimation by RED showed that the geostatistical constraints did not accurately match the limited geological information that was available and thus gave exaggerated tonnages. The estimations were redone using geostatistical constraints of higher confidence, thus reducing the tonnage of each deposit.

Table 1: Resource Summary (Watts, Griffis, and McOuat, 1989)

Deposit	Proven			Probable
	Tonnage (t)	Grade (g/t Au)	Gold (kg)	Tonnage (t)	Grade (g/t Au)	Gold (kg)
Mwendamboko
Level 1273-1283	35,500	7.80	277
Level 1263-1273	111,650	8.62	962
Level 1243-1263	324,000	6.37	2,064
Level 1203-1243				539,000	6.74	3,634
Below 1023-1203				203,750	8.25	1,681
Kakula	175,500	7.25	1,272	20,150	5.40	109
Mount Namoya				42,900	5.18	222
Totals	646,650	7.25	4,575	806,000	6.39	5,646

Proven + Probable Reserves (Excluding Tailings)				1,452,650	6.82	10,221

The differences between the two resource estimates can be attributed to the following:

•	RED constrained their model statistically while MTC constrained their model by grade.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

•	RED modelled all four deposits as a quartz stockwork, while MTC modelled three of the four as a quartz stockwork and the final deposit (Filon B) as a system of quartz veins. The difference between the two resource figures is treated in this report as an inferred potential.

Table 2: RED Inferred Resource Summary @ 1.00 g/t Au cut-off

Deposit	Tonnes	Grade (g/t Au)	Metal (Kg Au)	Contained Gold (Ounces)
INFERRED
Namoya	447,200	1.82	812	26,098
Mwendamboko/Muviringu	7,922,200	2.63	20,850	670,331
Kakula	2,810,600	1.98	5,572	179,153
Filon ‘B’	1,393,600	36.28	50,564	1,625,647
Totals	12,573,600	6.19	77,831	2,502,310

Table 3: MTC Inferred Resource Summary @ 1.00 g/t Au cut-off

Deposit	Tonnes	Grade (g/t Au)	Metal (Kg Au)	Contained Gold (Ounces)
INFERRED
Namoya	747,175	2.52	1,881	60,477
Mwendamboko/Muviringu	8,517,925	3.29	28,035	901,371
Kakula	4,506,450	2.14	9,650	310,250
Filon ‘B’	110,953	48.71	5,405	134,266
Inferred Potential
Filon ‘B’	687,375	47.68	32,774	1,053,709
Totals	14,569,878	5.34	77,803	2,501,427

To formulate regional and deposit scale exploration, SRK remodelled the Namoya deposits in May 1998. The resource estimate for Filon ‘B’ was a reconstruction of the in-situ mineralization before mining but estimates by SRK were assumed to be completely depleted by unofficial mining activity after official mining ended in 1961. The resource estimate for Mwendamboko however took account of only pre-1961 mining depletion but not of any artisanal mining since then.

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Table 4 presents the resource estimate prepared by SRK in 1998:

Table 4: SRK Inferred Resource Summary @ 1.00 g/t Au cut-off

Deposit	Tonnage (x ‘000 t)	Grade (Au g/t)	Metal (Kg Au)
Inferred
Mwendamboko	4.18	3.75	15,660
Mwendamboko ‘high-grade’	0.34	16.30	5,600
Mwendamboko ‘Regolith’	0.37	3.40	1,260
Kakula	3.98	2.35	9,350
Muviringu	0.70	3.60	2,520
Namoya Summit	0.65	3.10	2,020
Total	10.21	3.57	36,410
Filon ‘B’ 1-5 g/t (Mined Out)	0.03	3.30	100
Filon ‘B’ ›5 g/t (Mined Out)	0.23	38.40	8,740

6.0	GEOLOGICAL SETTING

6.1	Regional Geology

Banro’s Properties lie in the Great Lakes Region of Central Africa, on the western edge of the Kibaran Metallogenic Province (KMP). The KMP is an intercontinental mobile belt formed between 1,400 and 900 Ma ago. This is bounded to the east by the Tanzania Craton and the Bangweulu Block, and to the west by the Congo Craton (Figure 9.) The belt is some 1,500 km long, trending north northeast-south southwest and is up to 400 km wide.

Within the KMP Lower Proterozoic schists, gneisses and to a lesser extent, Archaean granitoids, granulites and greenstones are exposed in cores of antiforms and uplifted blocks. The relationship between these units and the basement is well exposed in the northern extension where a clear unconformity, often marked by conglomerates, exists.

There is a three-fold lithological division of the KMP as follows:

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•	The Lower Group is characterised by dark laminated pelitic sedimentary rocks with interbedded quartzites, pebbly grits, sandstones and siltstones. Sedimentary structures are prevalent, carbonates are very rare, and the overall thickness of this group reaches several thousand metres.

•	The Middle Group consists of more arenaceous units. An important marker bed at its base is a banded, fine grained white/pink quartzite with occasional conglomeritic bands. In the west of the belt there are intrusive sills with, in places, associated massive discontinuous carbonate bands, usually dolomites. Granitic intrusions occurred during this period.

•	The Upper Group appears to be preserved in the major synformal structures and is composed mostly of immature clastic sediments. In some places, a minor erosional unconformity with coarse-grained conglomerates marks the base of the unit. Towards the top of the Upper Group, fine-grained siltstones and shales with occasional chert are present.

The Kibara Belt does not appear to exhibit typical Middle Proterozoic features. The structural grain of the belt clearly cuts across the previously stable craton. The characteristics of known mineralization in the region are different in the Kibara belt from those of other Proterozoic belts, being comprised of typical granophilic elements; tin, tungsten, lithium, beryllium, tantalum and some gold, which appears to be shear zone related. The Kibara belt appears therefore to reflect the response of the continental crust, the pre-Kibara African craton, to the formation and destruction of ancient oceans around its margins. Periods of major extension and collision around this craton are recorded within the Kibara Belt (Pohl 1994).

Metallogenic Setting
The position of Banro’s gold deposits, at the edge of the Congo craton and within the Kibaran metasedimentary pile, lends itself to continental or intra-continental rather

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than oceanic evolution. Mineralizing events are related to major wrench and block faulting with silica rich fluids mobilising gold in shears to form breccia zones, veins swarms and ‘pseudo-stockworks’.

The term ‘stockwork’ is used extensively in the historical literature and is thought to relate to a multiphase proliferation of quartz veins within shear zones and fracture systems rather than a true stockwork which carries certain genetic implications. For consistency the former definition will apply throughout this report.

Gold can be fixed as chloride complexes at greenschist temperatures with metals mobilised from the volcano-sedimentary pile. However, this involves long transport distances for the fluids. Mineralization would be less ‘explosive’ in style, with a tendency to be focused in tension gashes and flexures at fold hinges. In addition, such mineralization is often associated with retrograde events, which bring calc-silicate assemblages into the system. Although present, there do not seem to be significant volumes of calc-silicates reported at Namoya.

The large volumes of chlorite-rich strata in the greenschist horizons at Namoya, coupled with the presence of ankerite, fuchsite, penninite, and andalusite suggests the presence of basic volcanic protoliths (Table 1). Kazmitcheff (1959) notes that at Namoya most of the greenschist horizons are concordant with schistosity. A post-peak Kibaran tensional phase with the injection of basalt and dolerite dykes would be highly discordant to the Kibaran metamorphic fabric. Also, with the absence of significant retrograde mineralization, submarine volcanism and the interaction of oceanic crust can be ruled out.

Table 5:	Typical wall-rock alteration in and adjacent to lode gold deposits in greenschist facies domains (adapted from Groves and Foster (1993).

Host rock	Main Ore Zone	Proximal Alteration	Distal Alteration
Basalt and Dolerite	Quartz-carbonate veining, silicification; ankerite ± albite, rare fuchsite; Fe sulphides ± arsenopyrite, stibnite	Ankerite + dolomite + biotite or sericite ± high Mg chlorite, pyrite	Calcite + chlorite + amphiboles + albite; minor pyrite
Granitoids	Quartz veining; intense	Sericite ± K-spar ±	Sericite + calcite,

Host rock	Main Ore Zone	Proximal Alteration	Distal Alteration
	silicification; biotite or sericite + calcite, K-spar or albite; Fe sulphides ± arsenopyrite; chalcopyrite, sphalerite, galena, molybdenite, tourmaline	alibite; calcite + sphene ± tourmaline; minor pyrite	generally restricted

The presence of base-metal mineralization, tourmaline, and rutile coupled with known tin deposits associated with granite in the region suggests the strong influence of a granite-related hydrothermal system. There is tin/tungsten/niobium (Sn/W/Nb) mineralization identified at the Kabereke deposit at the western edge of the Lugushwa property hosted in a pegmatite swarm. To the northwest and the southeast of the Lugushwa Property there are other identified tin deposits also hosted in pegmatite swarms. Kazmitcheff (1959) indicates that at the Namoya Property the temperature of gold mineralization is higher than that expected for Sn/W/Nb and that gold-bearing structures cross-cut, and hence post-date, some of the tourmaline bearing structures.

The influence of a granitoid related hydrothermal system at Kamituga is suggested by strong tourmalinisation (Mt Kibukira “granite”) localised greisenisation and, significantly, the presence of more than one phase of intrusion of pegmatite representing the waning, incompatible element charged phase of a granite hydrothermal system.

The influence of a Pan-African event (shearing, wrench faulting and strike-slip deformation) is a possibility given the north-east/south-west structural influence at regional level. At local level, the mineralization does not parallel this trend but may be genetically related through secondary shear networks.

Structure
A summary of significant structural events in the region are given in Table 6. The main structural phase of the Kibara Belt occurred around 1,300 Ma ago with the Kibaran Orogeny. This phase was marked by syntectonic granitic intrusion into upright folds, a characteristic structural feature of the belt. It is assumed that the

l9

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Kibaran mountains, which formed around this time, have been eroded prior to the next phase, around 1,275 Ma ago, where formation of rifts and half-grabens occurred. The Lomamian Orogeny followed around 950 Ma ago and was characterised by numerous G4 tin granite intrusions as well as faulting and folding cross cutting the structures formed in the Kibaran Orogeny. This period also saw shortening across the Kibara Belt by as much as 50%. At this stage there is still no evidence to suggest involvement of oceanic crust in the evolution of the Kibara Belt.

Table 6: Structural events of the Kibara belt (adapted from Pohl, 1994).

Type	Age	Tectonic Event	Regional Event	Local Significance
D1	c.1,300 Ma	Early Kibaran	Low grade greenschist facies metamorphism	Early syn-orogenic G1, G2 granite emplacement
G3	c.1,275 Ma	Katangan	Tension - aulogen? Formation	Granite + mafic and ultramafic intrusives
D2	c.1,180 Ma	Late Kibaran	Compression	Isoclinal upright NW - SE folding
G4	c.980-950 Ma	Lomamian	Compression, strike slip	Syntectonic tin granite emplacement
D3	c.950-600 Ma	Pan-African	D2 reactivation? Wrench and strike slip faulting	Quartz veins and vein swarms

Mineralization
Both tin and gold types of mineralization are known to occur in the Kibara Belt. Although the presently demonstrated tin mineralization is of little importance at Namoya, it is worth discussing here in a more general context as it appears to have been related to some of the earlier concepts of gold mineralization in the region. The Kibara Belt is unique as a Proterozoic intercontinental belt for the occurrence of numerous tin granites, classed as G4 granites. Extensive research into the granite composition, fluid contents, and age has been conducted and it was concluded that the tin granites constitute a separate mineralization event from the primary gold mineralization (Pohl, 1994). Fluid inclusion studies indicate that the auriferous quartz veins were formed at higher temperatures and pressures than those associated with the tin and tungsten granites. Furthermore, the geological setting of the gold mineralization appears in synformal positions rather than antiformal ones, as is the case with the tin deposits. Gold occurs in brittle-ductile zones rather than zones of folding and attains higher lithostratigraphic levels than tin, which is restricted to

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lower Kibaran levels. Most importantly, the primary gold deposits occur at considerable distances from the known tin granites.

The source of the gold forming fluids is thought either to be from deeply buried Archaean greenstone belts or Lower Proterozoic mafic rocks buried beneath the Kibara sedimentary sequence. Gold deposits attributed to both sources have already been located to the east and south of the Kibara Belt. There is no evidence available to suggest the gold is sourced from the Kibara sediments themselves.

The mineralization is mostly quartz vein hosted gold, either in single high grade veins or in ‘stockwork’ zones of several parallel concurrent veins and pods. These quartz veins also contain small amounts of sulphides, carbonates, tourmaline, and micas and in rare cases barite and cassiterite.

The auriferous quartz veins hosted in the Kibara sediments appear to be associated with shear zones. Early theories consisted of hydrothermal plumes associated with a deep-seated granite body but newer evidence and theorizing led to a model comprised of shear hosted hydrothermal emplacement of sulphides and gold bearing quartz systems. Sulphide association varies, both in the quartz veins and in the relationship to the mineralization. The most abundant sulphides identified are arsenopyrite and pyrite with subsidiary pyrrhotite, chalcopyrite and galena. Gold is often, but not exclusively, associated with these sulphides.

6.2	Local Geology

Locally, the structural controls on the mineralizing hydrothermal fluids appear relatively straightforward. The main Mwendamboko-Namoya ridge is considered to be a northwest-southeast shear zone with the main areas of associated with east-west and northnorthwest-southsoutheast en-echelon shear zones (Figure 10). A northnortheast-southsouthwest secondary trend should also be considered. Mineralization appears to be draped about the axis of a northwest-southeast ridge. As

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deformation along the northwest-southeast axis would not have been uniform, branch faults on this axis may be expected. Muviringu may have been a conjugate set of mineralization to Mwendamboko, with mineralization concentrated about a fold axis. However, it may also have been influenced by shearing in a roughly east – west direction. The orientation of most of the mineralization conforms to these two trends, and mineralization at Mwendamboko in particular may be concentrated at the intersection of these trends. The exception to this trend is Kakula, which appears to be ‘rotated’ to an almost north-south orientation. This may be explained by differential rate of movement on the main NW-SE shear causing localized duplexing and transform faulting. Most of the mineralization appears parallel to the main shears and there is little evidence for oblique tension gashes.

From the Landsat image the rocks in the southern part of the Namoya area are seen to be folded (Figure 11), with fold axes plunging at a shallow to moderate plunge towards west-northwest and east-southeast. These folds appear to be bounded by large-scale west-northwest and east-southeast trending thrust faults. The folds may represent anticlines and synclines developed in the footwalls and hanging walls of the thrusts during movement.

The strong northwest-southeast structural control at Namoya is not typical of the Pan-African event as it is perpendicular to the KMP trend and probably indicates a reactivation of earlier structures. A multi-phase injection of quartz veins also seems likely with a correlation between vein thickness, density and grade.

The main mineralization at Namoya is in quartz ‘stockworks’ striking northwest-southeast. These auriferous vein systems outcrop at the summits of Mwendamboko, Namoya Summit, Kakula, and Muviringu. Traces of ‘stockwork’ have also been located on 8 other hills in the area, and a follow up program is ongoing. The Mwendamboko deposit is the most important, containing 60% of the estimated resources.

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At Mwendamboko, remobilized gold has been noted in association with galena. A study of lead isotope data was conducted at the Mwendamboko deposit by Prof. F.G. Houtermans of Berne in 1956. This study determined an age of 960 Ma, for the remobilization phase, contemporaneous with the Pan African D2 reactivation.

Tourmaline is often associated with the quartz veins, particularly in the upper levels of Mwendamboko, and in some places appears to dominate the rock. There are no granitic bodies in close proximity to the Namoya deposits as a source for tourmaline. However the possibility of a granitic intrusive to the north or a deep-seated, unexposed body remains.

Radiometric dating of tourmaline in hydrothermal auriferous quartz veins of northwest Burundi (Brinckmann et al, 1992) indicated a temporal relationship of the tourmaline with the tin granites of the area. Another possible source of tourmaline is from exhalites associated with submarine processes on the Kibara sediments. No detailed study of the tourmaline has been carried out in the Namoya region to date, but due to its abundance in relation to the high level mineralized quartz veins such a study could be warranted.

Gold is present at both, micro and macro scale, the visible gold apparently comprising the majority of gold mined by artisanals at Namoya.

Mineralization of the host, greenschist lithologies does not appear to have been adequately tested. Theories relating to the migration of fine gold from weathered quartz ‘stockwork’ into fractures and fissures in the schist were put forward to account for the weak mineralization in some schist samples. Thus, little thought was given to the possibility of pervasive alteration of the host rocks by the mineralizing fluids.

In summary the mineralization events at Namoya appear to be related to:

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•	Early input of intra-continental basalts and dolerites bringing metals into the system.

•	Remobilization of metals from this phase by the hydrothermal system associated with tin granites. The important phase relevant to gold mineralization is likely to be a quartz-sulphide-chlorite phase of mineralization pre-dating Sn/W mineralization, hence accounting for the higher temperature of formation of the gold. Such a chalcophile phase would account for some, but probably not all, of the chloritisation. It may be assumed that Namoya is more deeply eroded compared to the primary tin deposits to the north and hence most of the tin/tungsten, iron, and pegmatite zones have been eroded away. This would imply waning of the quartz ‘stockwork’ at depth, proximity (<1 km?) to an underlying granite source.

Remobilization and further concentration of gold in shear zones. This is probably the phase most currently evident and most important at Namoya. The quartz ‘stockworks’ are probably not true orthogonal features of magmatic hydrothermal origin but a series of irregular sheets, nested vein sets, ladder veins and microveinlets characteristic of shearing. This would account for some of the cross-cutting features of the granite system by gold bearing veins.

6.3	Deposit Geology

Mwendamboko
The main lithologies of the Mwendamboko and Muviringu deposits are Proterozoic in age, and have undergone low grade (lower greenschist facies) metamorphism. These consist of conglomerates, schists of varying compositions, and darker green bands of metadolerite. These units are generally steeply dipping towards the northeast and have a general northwest-southeast strike.

The mineralized quartz veins and are sub-vertical with numerous pinch and swell features. These ‘stockworks’ dip steeply to the northeast, while the schistosity is sub-

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vertical. At Mwendamboko and the northeastern part of Muviringu, the ‘stockwork’ zones are parallel to schistosity and strike northwest-southeast and have a sub-vertical dip. At Muviringu, the ‘stockwork’ zones transect regional fabric with a northwest orientation and a steep sub-vertical dip to the southwest.

The width of the mineralized veins varies from less than a metre to more than 20 m in places and they occur in lenticular folds, which become compressed at depth and are displaced both vertically and horizontally. Some tourmalinisation is associated with the quartz veins in the upper levels and arsenopyrite is the dominant sulphide present in minor quantities. There are numerous untested areas, both within the main mineralized zone and at depth. However, it is possible and feasible to extrapolate some of these untested areas from adjoining cross-sections to create a more realistic picture of the mineralized zone. Geological information in the top 200 m of the deposit is quite detailed but very little exploration was conducted below the 1068 level adits.

A vertical profile through the mineralized zone from surface, as described by Northern Queensland Company Ltd. (1988), is shown below:

•	Surface — Eluvial (slope debris) with quartz blocks and some free gold.
•	Ferruginous (lateritic) pseudobreccia cap overlaying recognizable `stockwork' zones.
•	‘Stockwork’zone with thickening of quartz bodies and tourmalinisation.
•	Diversity of ‘stockwork’bands, some barren.
•	Progressive narrowing of ‘stockwork’ zones.

The local stratigraphy in and around the mineralized zone was described by Katzmitcheff (1968) as follows:

Sericite schist
Grey-greenish to light beige in colour, fine-grained (0.2 — 0.02 mm) containing quartz, sericite and some chlorite. Accessory minerals are dolomite, apatite, tourmaline, rutile

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and fine grained green mica. Biotite (0.2 mm) and octahedral magnetite (1.0 mm) are rarely found.

Sericite and chlorite schist with carbonates
Grey-white in colour, fine grained (0.1 — 0.06 mm) consisting of quartz, sericite, carbonates, and green chlorite with some talc. Accessory minerals are apatite, rutile, magnetite, ilmenite, and tourmaline. The carbonates are usually dolomite, with some calcite and siderite observed.

Sericite and chlorite, carbonaceous and feldspathic schists
These rocks are light grey, fine grained (0.02 — 0.20 mm) and consist of quartz, sericite, chlorite, carbonate and feldspar. Feldspars include albite (~ 7% An) and oligoclase (12% An), and are always accompanied by minor amounts of very fresh microcline. Accessory minerals are tourmaline, rutile, ilmenite with leucoxene, zoisite, and very rarely biotite.

Black schists
These rocks tend to occur in thin (<10 cm) bands and are nearly always associated with the green schists.

Schistose quartzites
White, fine grained and consisting of 50% quartz, 30% calcite, 18% albite (7% An), 2% chlorite and sericite.

Albitites
White, fine grained and consisting of 80% albite, with calcite, some sericite and tourmaline. The rock displays a uniform granuloblastic texture.

Quartz Phyllites
Quartz rich phyllites are often distinguished from schists in the geological logs. These probably represent fine cyclic bands (<1 cm) of quartz, sericite, iron oxides and graphite which give the strata a phyllitic appearance.

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Conglomerate
The intraformational conglomerate to the south of the deposits strikes northwest-southeast and dips to the northeast. It occurs in a unit 30 to 50 m wide except where it is truncated by a fault near the Nakoa River. Clasts range from 3 to 20 cm in size and consist largely of phyllite, quartz-phyllite, and various schists. Quartzite clasts of an unknown source, 2 to 30 cm in size, are present to a lesser extent. The matrix is very fine, pale brownish-green, and schistose. The contact with the surrounding schists is very sharp. No gold mineralization is associated with this unit.

Kakula
The Kakula deposit is situated approximately 750 m southeast along strike from the Mwendamboko deposit and is roughly in the centre of the currently delineated northwest-southeast trending mineralized zone (Figure 5). Kakula is particularly noteworthy, as the mineralized zone is discordant to the regional fabric as opposed to being concordant at Mwendamboko.

The geological information that is available for Kakula reflects similar lithologies and mineralization to those seen at Mwendamboko. It is primarily composed of interbedded grey talcose schists and green chlorite schists striking approximately northnorthwest and dipping northeast. The mineralization is hosted in a series of quartz veins and ‘stockworks’, with an approximate of 080° and dip sub-vertically to the northwest. The overall grade at Kakula appears to be lower than at Mwendamboko.

Namoya Summit and Filon B
The Namoya Summit and Filon B deposits are located at the south-eastern end of the known mineralization trend in the Namoya Property. Filon B is situated approximately 150 m southwest of Namoya Summit. Limited work was conducted at Filon C, located to the east of Namoya Summit.

The geology at Namoya Summit and Filon B consists of low-grade metamorphic rocks striking northwest-southeast and dipping steeply to the northeast. Gold

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mineralization consists of two quartz vein ‘stockworks’ trending northwest, sub-parallel to the schistosity. Mineralization at Filon B is hosted in a 330 m long series of quartz veins that crosscut the regional schistosity, striking 060º — 075º with a sub-vertical dip. Filon C, is a possible eastern extension of Filon B. (Figure 8)

The Filon B mineralized vein system appears to run against the trend of the other deposits, trending approximately east-west. It was originally believed to have been a ‘stockwork’ deposit compressed, due to regional tectonics, into a series of robust quartz veins. It was extremely high grade, often exceeding 1,000 g/t Au. Due to its high grades and relative ease of access, Filon B has been extensively mined and has been the main target for artisanal mining since the closure in 1961. Therefore, it can be safely assumed that little or none of the main mineralized body remains in the top 100/150 m from surface where sample data exists. Dip and strike extensions of this vein system have yet to be fully tested, as has the existence of other similarly trending bodies noted to exist nearby.

7.0	DEPOSIT TYPES

The primary gold mineralization currently under investigation at the Namoya Property (and Banro’s other properties) is considered to be of the intrusion-related, tungsten/tin-associated type, as described by, for example, Thompson et al. 1999 and Baker, 2005. This class of magmatic-hydrothermal deposits occurs within magmatic provinces best known for tungsten and/or tin mineralization, examples from various parts of the world including:

(a)	Tintina Gold Province, Yukon & Alaska

•	Donlin Creek (28 Moz Au)
•	Fort Knox (5 Moz Au)
•	Pogo (5 Moz Au)
•	Dublin Gulch (2 Moz Au)
•	Shotgun (1 Moz Au)

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•	Brewery Creek (1 Moz Au)

(b)	Tasman Fold Belt, Australia

•	Kidston (5 Moz Au)
•	Timbarra (0.5 Moz)

(c)	Altaid Orogenic Collage, Central Eurasia

•	Vasilkovskoye (9 Moz Au)
•	Zarmitan (11 Moz Au)
•	Jilau (2 Moz Au)
•	Muruntau (127 Moz Au?)

(d)	Others

•	Mokrsko, Czech Republico
•	Salave, Spaino
•	Kori Kollo, Bolivia

This deposit type contains a metal suite that includes some combination of bismuth, tungsten, arsenic, tin, molybdenum, tellurium and antimony, and contrasts with that found in the more widely-developed gold-rich porphyry copper deposits. They are located on cratonic margins, or within continental collisional settings, and are related to felsic domes, stocks and plutons of intermediate oxidation state (both magnetite and ilmenite series).

Intrusion related gold deposits occur in a number of forms, including:

•	Sheeted quartz veins and veinlets
•	Flat quartz veins
•	Quartz breccias and stockworks
•	Disseminated to greisen
•	Dyke/sill hosted veinlets

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The mineralization may occur within the intrusive body itself, and/or more distally (1-3 km) from the intrusion.

8.0	EXPLORATION

Banro commenced an exploration programme at Namoya in November 2004. This section, together with section 9 (“Diamond Drilling”), section 10 (“Sampling Method and Approach”), section 11 (“Sample Preparation Analysis and Security”) and section 12 (“Data Verification”) relate to the exploration work conducted by Banro on the Namoya Property from November 2004 to the end of December 2005.

8.1	Regional Work

This involved prospecting on a property scale as well as more regional studies designed to assist with the overall understanding of the geology in the region. The program included the interpretation of Landsat imagery map, regional mapping, soil sampling, trenching and adit re-sampling. Table 7 shows monthly and year-to-date exploration statistics.

Table 7: 2004-2005. Monthly and Year-to-date Exploration Statistics

Month	Grid	Adit	Trench	Samples
	(km)	(m)	(m)	Soil	Rock	Hand	Petrography		Adit	Trench
					Chip	Specimen	Thin	Polished
Nov-Dec 04	37.92	0	0	795	7	10	0	0	237	0
Jan 05	33.48	0	0	801	7	9	0	0	0	0
Feb 05	46.82	0	0	1,108	43	14	8	2	687	0
Mar 05	0	0	244	0	132	8	0	0	0	121
Apr 05	0	0	444.9	0	46	0	0	0	372	447
May 05	0	0	198.8	0	40	3	17	7	570	151
Jun 05	0	0	352.5	0	31	3	6	3	484	260
Jul 05	0	0	439	1,167	223	6	4	0	47	218
Aug 05	0	0	350.32	310	2	0	0	0	0	345
Sep 05	0	0	143.6	0	0	0	0	0	0	104

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Month	Grid	Adit	Trench	Samples
	(km)	(m)	(m)	Soil	Rock	Hand	Petrography		Adit	Trench
					Chip	Specimen	Thin	Polished
Oct 05	0	0	0	0	0	0	7	0	0	0
Nov 05	0	0	0	0	0	0	10	0	0	0
Dec 05	0	0	61	0	0	0	0	0	102	59
Total	118.22	0	2,234.12	4,181	531	53	45	12	2,499	1,705

Landsat imagery
A brief study of the Landsat data was conducted by SRK in 1998. Although the scale of the image is too small for detailed deposit scale work, some regional features were noted. The dominant trend throughout most of the region is northeast southwest, i.e. the KMP trend. This trend is present in the northern part of the image, throughout the Kamituga and Lugushwa Properties. There is a distinct and notable change in this orientation south of the Simunambi river, where the major structures are oriented in a west-northwest-east-southeast direction. This orientation is seen over the Namoya Property. Figure 11 displays the regional and local Landsat images with the structural lineaments and faults that were noted during this work.

Regional mapping
To aid in developing the regional and deposit scale geology, artisanal pits and rock exposures were sampled and mapped. Regolith mapping and mapping of drainage paths have also been conducted.

Soil sampling
A detailed soil geochemical sampling program was implemented as part of the regional programme. This survey involved gridding at 80 x 40 metre over the known mineralized trend. Outside the main corridor, ridge and spur sampling was introduces as a first pass target generation program. A total of 2,704 soil samples involving 118.22 km of gridding and 1,477 ridge and spur samples were collected (Table 7).

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

The analytical statistics to the soil sampling program is presented in table 8. A soil anomaly map showing plus 100 ppb gold in soil is presented here as Figure 12.

Table 8: Soil Sampling Analytical Statistics

No of Samples	Gold (g/t)
	Minimum	Maximum	Mean	Std. Deviation
4,181	0.005	6.23	0.067	0.253

8.2	Prospect Scale

Trenching
Trenching has been conducted over areas that display anomalous gold values resulting from the regional soil sampling, and also areas already defined by the historical studies and new targets generated by structural studies. Trenches were excavated by hand using picks and shovels until bedrock was intersected, generally at depths of 2-3 metres. Trenches were mapped in detail by the site geologists. 2,234.12 metres of trenching were excavated and 1,705 channel samples were cut (Table 7). Channel samples were taken with a conventional hammer and chisel with 8-10 cm grooves cut in the floor of the trenches.

Adit re-sampling programme
Adit re-sampling has been conducted in all accessible historical adits. The main objective of the adit re-sampling program was to confirm the tenor of grade and widths of mineralization as indicated in the historical data. Statistically there is no apparent bias between historical and recent assays of the adits sampled (Figure 14).

The re-sampling program involved the use of a motorised saw, cutting consistent grooves 10 cm in width on one side of the adit at waist level. In selective zones, channels were made on either side of the adit walls. The 10 cm width cut in adit walls was to ensure that appropriate volume of material was sampled. 2499 channel samples were cut from 40 % of all historical adits (Table 7). Geological mapping was however carried out in all accessible drives and cross-cuts from the four prospects of Namoya Summit, Kakula, Muviringu and Mwendamboko. Detailed mapping of

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

structure, alteration and mineralization was carried out in order to gain an understanding on the controls and distribution of mineralization.

9.0	DIAMOND DRILLING

The first phase of the drilling at Namoya commenced in August 2005 and consists of 80 holes totalling 7,000 metres drilled parallel and close to or just below existing adit data. This drilling was designed first to test the accuracy and repeatability of the previous work and ultimately the validity of all the historical data and finally to increase the amount of Indicated resource in the existing models.

This first phase confirmation drilling programme which is still in progress is being carried out on the 3 principal prospects of Mwendamboko, Kakula and Namoya Summit. Geoseach International, an experienced drilling contract company based in South Africa, is currently using 2 Long-Year 38 rigs to undertake the core drilling on behalf of Banro. The drill programme is fully helicopter supported, including rig moves.

Core recovery to date averages 87%. Most drill holes commence using PQ diameter, which is reduced to HQ and later NQ depending on the formation being drilled. A total of 33 diamond holes have been drilled and 4,216.67 metres have so far been sampled (Table 9). Figure 13 is the drill hole location plan of the holes drilled to date.

Diamond core is cut in-half with half being bagged and sent to Bukavu for assaying. The other half is retained on the project site for future reference. Core is sampled on a geological basis in that lithogical contacts, quartz veining, sulphide mineralization determine the width of the samples. In homogeneous lithological, structural and mineralization units the maximum length of the sample is 1 metre. The minimum width of any sample is 30 cm. The width of the various Namoya orebodies varies from less than a 1 m to 30 m. The orientation of the ore bodies are known from initial detailed mapping of adits and trenches and in-house modeling done on the historical data of the deposits.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Table 9: Diamond Drill Hole Specification

HOLE ID	NORTHING (UTM)	EASTING (UTM)	ELEVATION (UTM)	EOH (m)	AZIMUTH (°)	INCL. (°)	No. of SAMPLES
NDD001	9557632.82	560962.13	974.66	127.51	236	51	146
NDD002	9557674.27	560956.54	976.72	90.83	236	49	93
NDD003	9557711.63	560944.01	981.41	127.48	236	48	147
NDD004B	9557584.44	560952.72	977.55	128.27	236	52	56
NDD004	9557585.92	560954.60	979.11	47.00	236	50	146
NDD005	9557713.30	560942.70	978.06	157.73	236	66	184
NDD006	9557537.11	560958.92	977.03	101.27	236	55	115
NDD007	9557757.95	560926.05	993.00	136.94	236	51	158
NDD008	9557774.52	560945.63	993.09	170.05	236	51	188
NDD009	9557561.56	560998.05	943.30	155.07	236	53	189
NDD010	9557736.83	560896.57	992.57	76.68	236	50	81
NDD011	9557616.80	560997.16	956.64	199.68	236	51	209
NDD012	9557773.03	560888.51	993.99	103.65	236	51	111
NDD013	9557806.65	560852.30	1003.95	136.75	236	50	151
NDD015	9557985.87	560722.98	957.74	103.90	236	50	114
NDD016	9558011.42	560693.54	947.94	157.90	236	53	186
NDD017	9557937.63	560715.22	979.09	109.00	236	51	119
NDD018	9557655.10	560983.79	964.33	153.00	236	53	164
NDD019	9557906.88	560722.13	984.44	115.28	236	51	134
NDD020	9557877.64	560753.13	985.92	95.00	236	51	118
NDD021	9557867.51	560801.82	984.86	112.00	236	52	158
NDD022	9557837.08	560823.32	996.71	127.00	236	51	163
NDD023	9556902.06	561526.38	945.36	110.00	290	50
NDD024	9556938.68	561555.29	945.80	111.00	290	70	39
NDD025	9556978.71	561575.55	945.27	134.00	290	59	78
NDD026	9557019.96	561585.83	945.33	139.00	290	57	142
NDD027	9557057.92	561601.03	932.89	105.14	290	51	59
NDD028	9557046.21	561634.69	912.03	161.00	290	54	25
NDD029	9556279.87	561827.28	904.98	105.00	360	55
NDD030	9557011.21	561616.53	922.04	158.00	290	52	125
NDD031	9556279.71	561828.35	905.08	60.00	5	65
NDD032	9556966.86	561606.61	923.77	131.00	290	52	39
NDD033	9556925.53	561591.28	921.75	117.00	290	65	67

The second phase of drilling, which is expected to commence in the beginning of the second quarter of 2006, will consist of three separate programmes, namely, metallurgical drilling, extension/infill drilling and exploration drilling. Each of these programmes has a specific objective and would be executed concurrently though independent of each other.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Infill and extension drilling would involve a series of holes designed to test the depth and strike extensions of the existing geological model and provide assay data in areas of sparse data to raise the confidence of the modelled mineralized zones. Exploration drilling would be designed to test new anomalies highlighted from the regional ground prospecting targets.

10.0	SAMPLING METHOD AND APPROACH

As part of the historical data verification programme, the following field sampling methods were undertaken:

•	34 adits and crosscuts totalling 2,144 metres were re-sampled and mapped and 2,499 samples were collected from Namoya Summit, Kakula and Mwendamboko (Table 7). This represents over 40% of the historical adits of the four prospects.
•	8 historical trenches were re-sampled and 10 new ones totalling 2,234.12 metres were excavated. A total of 1,705 channel samples were collected from these trenches (Table 7).

Sampling was carried out “geologically” i.e. sample intervals were determined by geological features, and not done simply on a meter by meter basis. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Tables 10 and 11, shows the significant trench and adit intersections.

Table 10: Significant Trench Intersections

DEPOSIT	TRENCH ID	FROM (m)	TO (m)	INT_LENGTH (m)	Au (g/t)
Kakula	KKT4D	29.00	38.00	9.00	10.08
Namoya Summit	NST3	6.00	12.00	6.00	1.33
	NST5	9.00	34.00	25.00	2.94
	NST4	0.00	4.00	4.00	27.33
	NST4	29.00	32.00	3.00	3.57
Mwendamboko	MBT2	0.00	5.00	5.00	2.31
	MBT3	18.00	51.20	33.20	3.28

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Table 11: Significant Adit Intersections

DEPOSIT	HOLE ID	FROM (m)	TO (m)	INT_LENGTH (m)	Au (g/t)
Seketi	SB1065	0.0	3.8	3.8	3.91
	SB1065	173.7	177.0	3.3	4.70
	SB1065	234.0	243.0	9.0	1.28
Kakula	KK1200NS	125.0	139.0	14.0	1.94
	KK1200NS-W	179.0	192.0	13.0	4.12
	KK1200NS-W	260.0	269.0	9.0	2.06
	KK1200NS-W	283.0	287.0	4.0	3.51
	KK1200NE-W	1.0	16.0	15.0	5.02
	KK1200NE-W	35.0	52.0	17.0	1.97
	KTBNE-W	26.0	38.0	12.0	1.19
	KK4N-EA	1.0	3.0	2.0	1.44
	KK1240NS-WA	40.0	45.0	5.0	4.19
	KK1240NS-WA	48.0	57.0	9.0	2.55
	KK4N-W	7.0	20.5	13.5	1.84
	KK1240NS-WB	9.0	17.0	8.0	2.25
	KK3N-W	2.0	12.0	10.0	2.49
	KK3N-E	7.0	18.0	11.0	3.38
	KK6N-WB	0.0	4.0	4.0	3.38
	KK6N-WB	18.0	20.6	2.6	4.06
	KK5N-EA	0.0	8.0	8.0	3.78
	KK5N-EA	12.0	15.2	3.2	1.29
	KK5N-EB	0.0	5.0	5.0	3.65
	KK1240NS-W	0.0	13.0	13.0	5.95
	KK6N-WC	0.0	7.0	7.0	2.27
	KK6N-WC	11.0	17.0	6.0	1.3
	KK6N-WC	20.0	22.0	2.0	1.33
	KTBNW-WS	0.0	16.2	16.2	1.71
	K7S	50.0	70.0	20.0	3.57
Namoya Summit	NS7	9.0	26.0	17.0	4.52
	NS1	51.0	75.0	24.0	2.22
Mwendamboko	1200S-W	120.0	128.0	8.0	3.12
		145.0	153.0	8.0	2.49
		160.0	169.0	9.0	2.76
	1200SC-X1	8.0	15.3	7.3	1.92
		81.0	82.9	1.9	2.52
	1200N-E	231.0	236.6	5.6	7.09
		328.0	330.5	2.5	2.85
		338.0	342.0	4.0	3.74
		355.0	370.0	15.0	3.08
	1200NC-X1	7.0	12.0	5.0	0.83
		16.0	24.0	8.0	1.34
	G19N	46.0	58.0	12.0	1.13
	G23N	43.0	53.0	10.0	1.08
		71.0	83.0	12.0	1.73

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Drill core sampling employed a similar approach where sample lengths were controlled by geological boundaries. For 0.3 metres of split HQ core approximately 1.29 kg of sample is sent for analysis. Drill core is marked up by the geologist responsible and split in half using a diamond saw. One half is bagged and shipped to Banro’s sample preparation laboratory in Bukavu for analysis whiles the other half is stored on site for future reference. The total number samples for the 33 diamond holes drilled to date is 4,216.67. Table 12 presents significant intersections from the diamond drilling program.

Table 12: Significant Drill Hole Intersections

	MINERALIZATION
HOLE ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
NDD001	20.82	41.03	20.21	4.45
Including	29.45	31.52	2.07	33.65
	75.95	78.00	2.05	7.43
NDD002	29.00	35.00	6.00	1.32
	56.05	63.00	6.95	2.99
	71.61	90.83	19.22	10.54
Including	83.00	87.00	4.00	37.53
NDD003	40.72	67.26	26.54	5.96
Including	41.43	43.00	1.57	9.95
	58.76	62.00	3.24	14.07
	64.82	67.26	2.44	30.65
NDD004B	37.87	43.82	5.95	3.55
	63.60	92.66	29.06	1.64
NDD005	12.50	16.86	4.36	4.39
	52.95	92.32	39.37	3.63
Including	59.73	64.30	4.57	6.09
	81.00	83.72	2.72	14.95
	130.79	136.06	5.27	2.46
NDD006	43.41	49.13	5.72	1.30
	79.52	83.02	3.50	3.56
NDD007	0.00	6.94	6.94	2.15
	79.94	82.00	2.06	28.72
	87.37	91.06	3.69	1.27
NDD008	0.00	9.67	9.67	1.86
	90.44	92.40	1.96	5.04
	110.23	124.25	14.02	9.20
Including	115.15	121.15	6.00	19.26
NDD009	82.71	85.91	3.20	1.24
	101.70	108.32	6.62	1.34

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

	MINERALIZATION
HOLE ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
NDD010	3.00	4.63	1.63	2.81
	13.44	20.95	7.51	1.97
NDD010	42.30	54.66	12.36	16.66
Including	42.30	46.66	4.36	54.59
NDD011	58.68	61.00	2.32	2.22
	65.68	67.68	2.00	1.52
	73.40	77.36	3.96	5.83
	142.25	146.42	4.17	2.13
	174.94	176.63	1.69	35.13
NDD012	78.00	88.65	10.65	1.44
NDD013	58.81	60.00	1.19	15.55
	68.52	82.11	13.59	1.54
NDD014	32	34.19	2.19	1.35
	67.69	77.12	9.43	9.68
Including	73.6	77.12	3.52	24.04
	137.82	151.2	13.39	4.85
Including	144.25	148.2	3.95	22.9
NDD015	64.73	66.82	2.09	0.79
NDD016	109.67	114.8	5.09	2.67
	120.18	125.3	5.08	1.57
	135.28	136.2	0.95	2.99
NDD017	18.39	20.7	2.31	0.91
NDD018	19.04	21.37	2.33	1.06
	70.65	71.27	0.62	3.37
	76.90	78.56	1.66	0.99
	101.91	105.8	3.92	4.57
	122.15	126.8	4.62	7.16
	131	137	6.02	3.25
	144.4	152.4	7.98	38.63
Including	144.4	146.9	2.49	108.9
NDD020	92	93	1.00	1.02
NDD021	19.82	21.3	1.48	1.18
	47.82	50.25	2.43	3.9
	55.8	59.15	3.35	15.44
	67.65	81.85	14.20	1.61
NDD022	48.31	51.72	3.41	1.44
	65.5	67	1.50	2.5
	80.7	89.51	8.81	2.2
NDD024	53.8	69.51	15.71	2.77
Including	59.26	62.19	2.93	7.04
NDD025	51.4	52.2	0.80	9.79
	68.56	79.1	10.54	1.64
	85	91.6	6.60	1.28
NDD026	11.8	13.83	2.03	6.39
	31.6	47.34	15.74	7.46
Including	32.79	39.07	6.28	14.06
	52.52	57.31	4.79	1.21
	85.93	91.13	5.20	6.29

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

	MINERALIZATION
HOLE ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
	99.57	109	9.43	8.25
Including	103.57	105.8	2.25	16.76
NDD027	37.86	40.95	3.09	3.75
	54.76	67.39	12.63	1.53
NDD028	55.1	62.2	7.10	16.01
NDD030	27.62	29.4	1.78	1.23
	36.81	37.9	1.09	1.6
	48.13	55.88	7.75	2
	72.78	74.9	2.12	1.5
	88.67	91.51	2.84	5.2
	97	107.4	10.40	4.5
Including	103.1	103.9	0.80	28.5
NDD032	75.4	90.68	15.28	1.68
NDD033	35.5	36.54	1.04	0.8
	67.62	68.18	0.56	3.59
	71.2	72.91	1.71	3.15

11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1	Sample Preparation and Analysis

For the initial soil, trench and adit sampling program, that is, from November 2004 to September 2005, SGS Mwanza, Tanzania was used as the primary laboratory and ALS Chemex Johannesburg served as the umpire laboratory. From August 2005, which marks the beginning of the drilling program, ALS Chemex Johannesburg has been used as the primary laboratory and SGS Mwanza, serves as the umpire laboratory. Both ALS Chemex and SGS are internationally (NATA) accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols. Analysis for gold is by conventional fire assay using 50 g charge with atomic adsorption spectrography (AAS) finish. Banro runs an in-house sample preparation facility in Bukavu where all samples are prepared before they are dispatched to either ALS Chemex or SGS.

The in-house sample preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro, with periodic laboratory audits conducted by ALS Chemex personnel and SRK consultants. The in-house sample

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

preparation facility comprises an electric oven, a jaw crusher, two disc pulverisers and an air compressor, all assembled in ‘40 footer’ steel container.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.

Using the jaw crusher, all adit, trench and drill core samples are crushed to 70% passing 2 mm screen. The crushed sample is split using a riffle splitter to produce between 800-1,500 g of material which is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds, depending on the hardness of the sample to 85% passing 75 microns screen. Soil geochemical samples are oven dried and sieved to minus 2mm before being pulverised. An average of a 150 g split of the pulp is shipped to ALS Chemex laboratory in Johannesburg for analysis.

The crusher is thoroughly cleaned in between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is enhanced with the use of hand brushing and compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples.

On average, 200 samples are prepared each day from the in-house facility but this is being expanded for the laboratory to produce 500 samples per day.

The laboratory has organised storage facility for coarse and pulp rejects, such that the samples can be retrieved in reasonable amount of time.

The in-house sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems – management requirements). All sections of the laboratory comply with the quality assurance procedures.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

11.2	Quality Control Procedures

In order to monitor the integrity of the sample preparation and analytical data, screen tests of crushed (5%) and pulverized (10%) samples, are routinely carried out to monitor the particles size distribution It is required that 70% of the crushed material be less than 2mm in size, and that 85% pulverised material be less than 75 microns.

To provide a measure of accuracy, precision and confidence, a range of international reference materials and blanks are routinely but randomly inserted to each batch of samples. Blank samples are inserted during the main stream crushing and pulverising processes, and are inserted into sample batches at a frequency of 1 in 50. Standard reference materials are inserted at a frequency of 4 in 50. The international reference materials inserted are purchased from Rocklabs Limited, New Zealand and Geostats Pty Limited, Australia.

All samples are shipped to the Banro sample preparation facility in Bukavu. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20 and 30 kg of sample. Each shipment between the field and Bukavu has a covering dispatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample dispatch sheets and those samples physically received at the Bukavu sample preparation laboratory the problem is immediately dealt with via HF radio communications and the problem rectified. Pulp samples, of approximately 150 g, are placed in brown packet envelopes which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are shipped in batches to either SGS in Mwanza or ALS Chemex with DHL.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

12.0	DATA VERIFICATION

12.1	Historical Data Verification

The objective of the adit re-sampling program was to determine the reliability of historical analyses and confirm the width and tenor of mineralization in these adits. Comparison between historical and modern analytical results has shown that there is little variability and no evidence of bias between the two data sets. Recent work, such as drilling, has also confirmed the width and tenor of mineralization to that intersected in the adits and trenches. Detailed mapping has greatly improved the understanding on the controls of mineralization.

The adit re-sampling results have therefore provided increased confidence and solid back-up to the thicknesses and grades of intersections compiled from the historical data.

12.2	Assessment of Quality Control Data

Statistical assessment of the quality control data using the facilities in the Rocklabs QC package has been completed. The precision and accuracy of the assay data are within acceptable limits. There following comments are made as a result of the assessment:

•	Assessment of the primary analytical laboratory internal duplicates shows excellent precision with a very high correlation coefficient (Figure 15), indicating that there is no significant coarse gold component in the samples and that ALS Chemex is producing assays of high quality.
•	Statistical comparison of the umpire laboratory assays against the primary laboratory results indicate that there is no evidence of bias between SGS and ALS Chemex (Figure 16a & b).

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

•	Assessment of the results of the blanks inserted shows that these are within acceptable limit, and that, there is no evidence of contamination due to sample preparation (Figure 17).
•	Statistical analysis of both the inserted in-house standard reference material and the analytical laboratory’s own internal reference material, indicates a low coefficient of variation with excellent precision and accuracy. In general the low coefficient of variation suggests that there is no major control problems encountered during the period (Appendix I).

The author therefore considers the historical channel sampling, geological mapping, sample preparation and assaying results to have been adequately checked for the data to be employed in the estimation of Mineral Resources in areas where historical adits have heavily influenced the modelling and estimation processes. In addition, the Cardiff office in the United Kingdom of independent geological consultants Steffen, Robertson and Kirsten (S.R.K) who undertook the previous resource determinations for Namoya, has reviewed the re-sampling and quality control procedures and concurs with its findings.

12.3	Assessment of Project Database

The project database is stored in two separate forms; as an Access database file for the historical data and a series of Microsoft Excel spreadsheets for the current data. A program is already in place to migrate all the data into the Century Database System. Logging data are currently entered manually from field logs. Palm top computers have been purchased for data to be captured and downloaded directly into the Century System database.

Assay data is received from ALS Chemex and SGS in electronic format that are entered directly into the database.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

13.0	ADJACENT PROPERTIES

The exploration Property nearest to the Namoya property is the Lugushwa Property (Figure 3), situated 90 km to the northeast. This is also held by Banro. The intervening reconnaissance licence between Namoya and Lugushwa has been applied for by Banro’s wholly-owned subsidiary, Banro Congo Mining SARL.

14.0	MINERAL PROCESSING AND METALLURGICAL TESTING

14.1	Method of Extraction

Current mining activity is restricted to illegal artisanal activity exploiting both alluvial and primary sources of gold. Veins are only mined if visible gold is present which limits the mining to the highest grade veins. Mining activity is restricted to near-surface pits and adits and close to the exploration adits.

Gold is extracted by manually crushing and pulverising quartz, and in some instances mineralized schist, and panning the fine material to concentrate heavy grains such as gold and, using mercury amalgamation on the concentrate.

The larger scale colonial miners employed an ore processing circuit which included a combination of crushing, milling, gravity extraction and cyanide leach extraction. The leach tanks and agitator infrastructure for this process plant, though very old are still in place.

The extent of artisanal workings and the grades of the veins being worked will be evaluated. However, the effect of these depletions on the Mineral Resource Estimates given in this report is expected to be minimal. The spoil heaps left by the artisanal workers will be systematically surveyed and sampled as it is likely that these will contain reasonable grades.

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14.2	Cost Estimates

No scoping study has yet been conducted for the property. Metallurgy is not well known, although the existence of visible gold indicates that some of the production can be won by gravity separation.

14.3	Metallurgy

Several historical reports regarding the metallurgy of the Namoya deposits are available. It is worth considering the reported mineralogy and its possible consequences on the recovery of gold from the region.

Quartz occurs as white to smoky grey brittle veins (1 mm to 2-3 m in general), veinlets, discontinuous lenses, boudins, and wispy quartz schlieren within schistose hosts. Other gangue minerals include sericite, siderite, chlorite, tourmaline, iron and manganese oxides and graphite. Ore minerals are native gold with pyrite, arsenopyrite, pyrrhotite, galena, magnetite, and rutile. Early processing reports (pre- 1950) hinted that antimony (stibnite) may be present in sufficient quantities to cause processing problems.

Some information on gold characteristics was reported by the University of Brussels (Brosius, 1947) which is summarised in Table 13. Studies were performed on five bulk samples composited from each of the respective deposit areas, with two samples from Mwendamboko at surface and at 1273 level. The figures refer to analyses performed on gold grains from gravity concentrates.

The figures below suggest that there is a wide range of coarse-grained gold at Filon ‘B’ whilst at surface at Mwendamboko (1293 level) there is a much narrower size distribution of fine-grained gold. Little inference can be made from the above information on gold texture – there does not seem to be a relationship between grain size and grain shape. No information regarding gold textures or associations could be found, in particular detail on the relative proportions of free gold, sulphide-associated

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gold, and refractory gold. The sulphide content does not appear significant but, with the exception of Filon ‘B’, most of the sampling performed at this stage would have been conducted on oxidised ore from surface. The finer grained fractions from Mwendamboko and Kakula may suggest that there may be increasing influence of sulphide at depth. In summary, gold may be expected to occur as fine, free grains < 150(mu)m in size.

No detail was found on the characteristics of alluvial or supergene gold occurrence. Some testwork performed on the tailings (1955) yielded results of 1.7 g/t Au but there is no detail on dimensions, locations, or how representative the samples were.

As part of the drilling program, Banro will be undertaking metallurgical testing to address the following issues:

•	What are the physical characteristics of the gold? What are the proportions of fine and coarse gold?
•	What is the proportion of free to refractory gold? Is the majority easily liberated or locked up in sulphide?
•	Where is the gold located? – free on grain boundaries or associated with sulphides?
•	Are there significant quantities of Sb and/or As which may have an adverse effect?
•	Is any of the near-surface/supergene ore amenable to heap-leaching and,
•	The behaviour of oxidation with depth?

Table 13: Gold characteristics (Brosius 1947)

Sample Location	Filon ‘B’	Kakula	Mt Namoya	Mwendamboko 1273 level 1293 level
Relative grain size	coarse	Average	fine-mod coarse	fine	fine
Percentage fine grained material ‹ 70 µm	8	25	20	30	35

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Sample Location	Filon ‘B’		Kakula		Mt Namoya		Mwendamboko 1273 level 1293 level
Most representative size fraction	300µm		150µm		100µm		100-150µm		50-100µm
Texture and proportion of most representative size fraction (%)	elong 15	gran 9	elong 25	gran 23	elong 45	gran 27	elong 21	gran 33	elong 47	gran 49
Presence of sulphide	Not seen		Not seen		Minor		Minor		Not seen

15.0	MINERAL RESOURCE ESTIMATES

Banro’s independent geological consultants, Steffen, Robertson and Kirsten (UK) Ltd. (“SRK”), undertook site visits during December 2004 to Banro’s Namoya, Lugushwa and Kamituga project areas and completed updated Mineral Resource estimates for these three properties. A copy of SRK’s technical report dated February 2005 entitled “NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “2005 SRK Report”), can be obtained from SEDAR at www.sedar.com. In the 2005 SRK Report, SRK outlined an Inferred Mineral Resource estimate for Namoya, using a 1.0 g/t cut-off grade, of 10,210,000 tonnes grading 3.6 g/t Au, equivalent to 1,170,000 ounces of contained gold. This Mineral Resource estimate was based on historical data, principally from 103 adits and crosscuts totaling 8,530 metres and 112 diamond drill holes totaling 9,540 metres.

Banro announced in a press release issued on July 22, 2005 that, as a result of exploration work conducted by Banro at the Namoya project, a total of 436,000 ounces of gold (4,560,400 tonnes grading 2.97 g/t Au) had been upgraded from the Inferred Mineral Resource category to the Indicated Mineral Resource category, resulting in the following current Mineral Resource estimates for Namoya using a 1.0 g/t cut-off grade:

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Indicated Mineral Resource			Inferred Mineral Resource
Tonnes	Au g/t	Oz gold	Tonnes	Au g/t	Oz gold
4,560,400	2.97	436,000	7,818,700	2.61	657,000

This section of the report relates to these current Mineral Resource estimates.

15.1	Approach

The adit, drillhole and trench data were transformed in the Datamine software and this was then used to plot the adits, trenches and drilling on level plans and vertical sections. The mineralized zones were then outlined on plans, where the geology and grade distribution is well represented by the adits and then cross-checked with the vertical sections to produce complete 3 dimensional picture of the mineralization. The mineralized outlines were largely based on a geological cut-off of 1 g/t Au but were also interpreted so as to ensure continuity between sections and plans. This process was iterated until a robust three-dimensional model of the mineralized zones had been created.

While the model was extended beyond the available information, the distinction between `indicated' and `inferred' resources was made at approximately 25 and 50 metres respectively from the nearest drillhole, trench, or adit. In addition, in those areas where the interpretation is based on limited data, the entire deposit has also been classed as inferred.

All the assays within the mineralized zones were composited to constant 2 metre lengths before undertaking statistical analyses on the gold grades. Histograms were generated from these to determine an appropriate top "cut-off", and semi-variograms were created for the different mineralized zones using the composite values.

A block model of the various deposits was then created within the mineralized solids, along with a triangulated surface of the topography. The blocks were assigned grades using ordinary kriging for Mwendamboko, Kakula and Namoya Summit, and a two

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pass inverse distance weighting of the 2 metre composited grades for Muviringu deposit. The first pass in this case was used to fill all the blocks in the solids. The second pass overwrote the first, using search radii based on the ranges evident in the omni-directional semi-variogram.

15.2	Data Quality

The quality of the historical exploration data has been assessed by re-sampling 40% of the historical adits. In principle, the adit re-sampling program has provided assay results that are more reliable and has therefore provided increased confidence and solid back-up to the thicknesses and grades of intersections compiled from the historical data.

15.3	Density Samples

Testwork was performed by Safianikoff (1945) on bulk samples of schist and quartz taken from Mwendamboko and Kakula in order to establish average rock densities. The average results of the composited samples for the two rock types are as follows:

Table 14: Average rock densities (Safianikoff 1945)

Lithological type	Lithological type	Ave density (g/cm3)
Quartz	90.5	2.49
Schist	101.6	2.57

It is not sure how these measurements were taken but quartz veins within the oxide zone from the current drill core demonstrate vuggyness due to leached sulphides, which may have resulted in a lower SG than that of pure quartz, namely 2.7 g/cm3.

Recent test work on density determination has been undertaken by Banro on the core samples of the various lithologic units from Mwendamboko. The average density of the composited samples of individual rock types from core of the first (NDD001) diamond drill hole are as follows:

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Table 15: Average Rock Densities from Recent Core Hole

Lithological Type	Average Density (g/cm3) Above Base of Complete Oxidation	Ave Density (g/cm3) Below Base of Complete Oxidation
Quartz Vein	2.55
Saprolitic Schist	1.6
Chlorite Schist	2.48	2.53
Chlorite Schist + quartz	2.56	2.50
Sericite Schist	2.17
Sericite Schist + quartz	2.46

For the purposes of this study, all rock types have been assumed to have a specific gravity of 2.6 (as used in the previous estimates at Namoya), with the exception of the regolith mineralization at Mwendamboko which has been assigned a specific gravity of 2.2.

15.4	Geological Interpretation and LodeIdentification

Mwendamboko
Mwendamboko is the most extensively explored deposit on the Namoya Property. The mineralization extends for 650 m along strike and is known to extend from 1290 to 1065 m Relative Level (“R.L”).

The mineralized zone is up to 25 m wide and splits in the south (Figure 5). Within the broad zone of mineralization, near the split, there is a distinct steeply plunging high-grade shoot, which has been modelled separately. The historical mining activity at Mwendamboko concentrated on the outcrop of this shoot.

The entrances to the adits are characterised by anomalous grade samples indicating the concentration of gold in the hillside soil or ‘regolith’. Although this was not accurately defined in the geological logs, the regolith layer has been modelled at Mwendamboko, as a layer up to 7 m thick extending up to 200 m downhill from the outcropping mineralization.

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The inferred extent of the primary mineralization has been modelled down to 1020m R.L. At this depth, the mineralization is considered open to the north, south and down dip. In the better explored upper parts of Mwendamboko, the intensity of mineralization and grade is seen to decrease towards the modelled strike extents. Nevertheless, the current drilling program has already demonstrated the potential for strike and depth extensions to the mineralization.

Muviringu
Muviringu has been interpreted to comprise parallel sheets of quartz veinlets and ‘stockworks’ generally less than 7 m in thickness, striking northwest-southeast over a strike length of 280 m and dipping steeply to the south-west (Figure 5). The upper part of Muviringu occupies thicker zones, probably reflecting the effects of dispersion from weathering.

The density of information at Muviringu is such that the interpretation is quite subjective. There is no definite evidence for the strike and dip that has been modelled. The whole of this deposit has been classed as ‘Inferred’.

Recent field work by Banro has demonstrated the existence of a westerly strike extension which has been defined as Muviringu North. As part of the 2006 drilling program both the Muviringu prospect and Muviringu North will be fully evaluated.

Kakula
Kakula is interpreted to be a dilation caused by shear movement, resulting in an ‘en-echelon’ shape bending round to strike almost north-south and dipping moderately to the east (Figure 7).

The Kakula deposit has a strike length of 400 m and is less than 50 m wide. Kakula is open down dip and to the south and south-east. There are indications that high grade lenses exist within the modelled mineralized zones which appear to strike parallel to

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the main shear zone and may represent smaller scale ‘en-echelon’ dilations. The current drilling program will enhance the density of information, to permit modelling on this scale.

Namoya Summit
The Namoya Summit deposit has been modelled as two parallel tabular zones striking northwest-southeast and dipping moderately to the northeast (Figure 8).

These bodies measure 200 m along strike and 100 m down dip. Due to the lack of data at depth, the down dip extent has been estimated, and the resource for this material classified as ‘Inferred’. These bodies are open along strike and no information is available below 1253 level leaving the downward extension open. The current drilling program will investigate the depth and strike extensions to this mineralization.

Filon ‘B’
Filon ‘B’ is very different from the other deposits, striking nearly east-west and dipping steeply to the north (Figure 8). The deposit consists of separate, reasonably continuous parallel quartz veins that have been mined underground.

The main Filon ‘B’ vein is believed to be offset by a fault that dips to the east. Normal and oblique dextral movement and deformation has been modelled. The main vein is generally less than 6 m wide and the modelled strike length is approximately 200 m. The contacts with the host rock appear to be sharp and the grades are consistently very high.

A second vein, Filon ‘B’ii, has been modelled to the north of Filon ‘B’. This has a similar thickness but is less extensive and much lower grade.

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The available information for Filon ‘B’ comprises assays from adits and raises which were driven on-lode as well as crosscuts and drillholes. The assays from the raises have been used despite some minor discrepancies in their location along each raise. Filon ‘B’ outcrops on the southern side of Namoya Summit and has been mined in workings that progressed in an easterly direction. Due to its high grades and relative ease of access Filon B has been extensively mined and has been the main target for artisanal mining since the closure in 1961. Therefore, it can be safely assumed that little or none of the main mineralized body remains in the top 100/150 m from surface where sample data exists. To our knowledge, Filon ‘B’ is open to the east, possibly becoming what is presently termed Filon ‘C’. Dip and strike extensions of this vein system will be fully tested as part of the 2006 drilling program.

Figure 18 is a 3-dimensional “snapshot” of the Namoya deposits showing the current interpretation of the geometry and situation of each of the mineralized zones.

15.5	Wireframing and Block Modelling

Each zone of mineralization was considered independently for wireframing in such a fashion that simplicity of shape and size was maintained as far as possible.

Block models of mineralization were created by filling the respective wireframes with rectangular blocks. A strike: across strike: elevation configuration of 10:10:5 was utilised. Improved geometric representation of the mineralization was achieved by allowing sub-blocking along the boundaries to a minimum of 5 m along strike and cross strike, and 2.5 m in the vertical direction.

15.6	Statistical Analysis of the Data

To determine whether samples could be treated similarly in terms of statistical support, analysis of the raw sample lengths was carried out. The analysis indicated that over 96% of the database had 1.0 – 2.0 m lengths with 79% being equal to 1 meter. To yield common length samples for statistical analysis, and for that matter

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grade interpolation, all the selected samples were composited to 2 metres. This was done ensuring that lithological boundaries were not masked.

Descriptive statistics were calculated and statistical graphs produced as a measure of assessing:

•	The population characteristics of the mineralized grade distribution.
•	The presence of statistical domains.
•	The need, if any, to apply a top-cut during grade interpolation.

Table 16 outlines the summary (descriptive) statistics based on all selected samples, the individual deposits, and mineralization domains. The corresponding histogram, log histogram, cumulative frequency and log probability graphs are presented as Appendix II.

The summary statistics show that the coefficient of variation (CoV) for all selected samples is 4.96, which is generally high, indicating a high degree of variability. Separating the data into composite samples for individual deposits, the CoV values reduce for most of the ore domains. Variable high-grade capping was applied based on the log-histogram and statistical distribution of the samples within the individual domains.

The CoV after applying the capping is further reduced when the extreme values are capped. This indicates that the extremely high-grades are very discrete, and hence a higher-grade cap is warranted (Table 17).

Table 16: Descriptive Statistics of Selected Samples

FIELD	n	MIN	MAX	MEAN	VAR	CoV	DESCRIPTION

AU	6438	0.01	845.00	5.86	846.1	4.96	All Selected Samples
AU	6340	0.01	59.80	2.92	45.71	2.31	All Selected Samples - Capped
AU	238	0.01	69.00	2.28	29.12	2.36	Namoya Summit Samples
AU	144	0.01	10.82	1.40	3.84	1.40	Namoya Summit Zone1 Samples
AU	94	0.01	69.00	3.64	64.81	2.21	Namoya Summit Zone2 Samples
AU	367	0.01	302.00	19.76	1237.63	1.78	*Mwd High-grade Samples

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FIELD	n	MIN	MAX	MEAN	VAR	CoV	DESCRIPTION

AU	217	0.01	85.00	17.78	567.06	1.34	*Mwd HG Composite -Capped
AU	256	0.01	59.30	11.61	167.03	1.11	*Mwd HG Samples - Capped
AU	2803	0.01	200.00	2.69	97.04	3.66	*Mwd Main Samples
AU	1841	0.01	35.00	2.31	20.98	1.98	*Mwd Main Composite-Capped
AU	427	0.01	845.00	40.8	9352.27	2.37	Filon ‘B’ Samples
AU	373	0.01	84.00	12.52	349.68	1.49	Filon B - Capped
AU	3656	0.01	302.00	4.30	210.53	3.38	*Mwd-*Muv Samples
AU	3564	0.01	43.90	2.72	33.60	2.13	*Mwd-*Muv Samples-Capped
AU	1884	0.01	243.00	2.27	68.73	3.65	Kakula Samples
AU	1880	0.01	56.30	1.98	18.43	2.17	Kakula Samples - Capped
AU	310	0.01	83.30	1.72	50.28	4.11	Regolith Samples
AU	306	0.01	14.60	1.04	3.66	1.84	Regolith Samples Capped

*Mwd = Mwendamboko Deposit,    *Muv = MuviringuDeposit

Apart from the statistical approach to high-grade cutting, the spatial occurrence of the extremely high-grades were examined in relation to the surrounding samples.

Table 17: Applied High-grade Capping

Prospect	Capping (g/t)
Mwendamboko (High-grade)	85.0
Mwendamboko Main Zone	35.0
Mendamboko Hanging-wall	30.0
Mwendamboko Regolith	10.0
Muviringu	40.0
Kakula	35.0
Namoya Summit	20.0

15.7	Geostatistical Analysis

Geostatistical analysis was carried out on the selected composite samples for all the individual deposits. The variographic analysis undertaken was to determine the search ellipse dimension required during grade interpolation. A semi-variogram map was first produced to determine trends and patterns in the gold distribution of the deposits. By starting with an azimuth of zero and moving in increments of 10o up to 180o and contouring the resulting variograms, ‘ross diagrams’ were produced which demonstrated trends in the mineralization for the individual deposits.

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Directional variograms were constructed for all directions; along strike, cross strike, down-dip and omni-directional. Generally some encouraging structure was obtained, confirmed by cross-validation, resulting in ordinary kriging (OK) being used for grade interpolation. No anisotropy was determined as the near-surface closed spaced adit and trench data is consistently mineralized and sample spacing along strike at depth is too great to be reliable at this stage. The consistency of the shape of the interpreted mineralized zone along strike is sufficient to assume continuity. Details of the variogram parameters are given in Table 18.

Table 18: Semi Variogram Model Parameters

Deposit	Nugget	Sill Structure 1	Sill Structure 2	Range 1	Range 2
Mwendamboko	16.3	17.7	20.8	10	28
Kakula	2.87	3.66	6.68	14	37
Namoya Summit	2.3	4.3	7.8	28	50

15.8	Grade Estimation

To assist the orientation of the search ellipse during grade interpolation, each block in the model was assigned an azimuth and dip value. These azimuths and dips were derived from a series of digitised plan and cross sectional strings that trace the average trend of the mineralized structure. The strings were then used to interpolate local azimuth, dip and dip-direction values into the block model.

To insert grade values as attributes in each block, the ordinary kriging (OK) interpolation algorithm was used.

The grade interpolation procedure was conducted as a series of multiple loops. For a given run, all blocks with local dip and azimuth values that locate within a particular 10°- azimuth/dip window will be interpolated. Each zone was estimated separately such that only samples relating to a given zone/lode was used to interpolate grades into the blocks. In areas (Muviringu) where data density did not justify the use of

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kriging as an interpolation method, inverse distance squared weighting was employed.

15.9	Topography, Artisanal Excavation and StopeSub-models

Additional models were built that allow the insertion, of various attributes such as above or below topography and excavations due to open stoping and artisanal mining.

Field inspection has indicated that artisanal mining has occurred on the high-grade section of the Mwendamboko orebody above 1254 m RL, opening up into the Mwendamboko open pit. A review of the proportion of the high-grade material that has been extracted by the artisanals has therefore been factored into the high-grade estimates; that is 25% of tonnage and 47% of grade. In particular, the Filon ‘B’ mineral resource has been assumed to be completely depleted and have been reported only as the original in-situ estimate to guide the planning of the current drilling program.

15.10	Mineral Resource Reporting

The resources have been divided into Indicated and Inferred blocks. The data reliability, data quality and continuity of the mineralization in the areas where adits were heavily developed, have allowed the resources to be classified with higher confidence. In this classification, Indicated Mineral Resources are those blocks which have been interpolated by data within 25 meters in the plane of the structure and Inferred Mineral Resource if blocks are beyond 25 meters of sample data.

Table 19, is a summary of the Mineral Resource estimate for Namoya.

Appendix III presents sections and plans generated from the individual grade block models.

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The in-situ Inferred Mineral Resource estimates, exclusive of Filon ‘B’ compare with previous estimates as follows:

In-house	10.24 Mt at a mean grade of 3.34 g/t containing 34,166 kg gold

SRK (1998 and 2005)	10.21 Mt at a mean grade of 3.56 g/t containing 36,410 kg gold

MTC	13.77 Mt at a mean grade of 2.87 g/t containing 39,566 kg gold

RED	11.18 Mt at a mean grade of 2.44 g/t containing 27,234 kg gold

Table 19: Namoya Property: In-situ Mineral Resource Estimates @ 1.0 g/t Au cut-off

DEPOSIT	CLASS	TONNAGE	GRADE	METAL	METAL
		(Mt)	(g/t Au)	(Kg Au)	(Ounces Au)
Mwendamboko	Indicated	1,983,150	2.90	5,751	184,903
M'damboko (High-grade Below 1253 RL’)	Indicated	93,113	12.06	1,123	36,096
M'damboko (High-grade Below 1253 RL)	Indicated	77,837	17.91	1,394	44,824
Sub-Total	Indicated	2,154,100	3.84	8,268	265,823
Mwendamboko (High-grade)	Inferred	140,725	12.38	1,742	56,012
Mwendamboko	Inferred	3,457,675	2.58	8,921	286,810
Mwendamboko (Regolith)	Inferred	237,906	2.09	497	15,986
Sub-Total	Inferred	3,836,306	2.91	11,160	358,809

Kakula	Indicated	1,936,250	2.11	4,085	131,351
Kakula	Inferred	2,915,900	1.94	5,657	181,872

Namoya Summit	Indicated	469,950	2.58	1,212	38,982
Namoya Summit	Inferred	356,525	2.53	902	29,000
Muviringu	Inferred	710,000	3.80	2,698	86,743

Total	Indicated	4,560,300	2.97	13,566	436,156
	Inferred	7,818,731	2.61	20,417	656,423
Filon ‘B’	1-5 g/t	50,000	3.04	152	4,897
Filon ‘B’	>5.0 g/t	290,000	27.94	8,103	260,504

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The “in-house” resource estimate was carried out in 2004 by Banro’s resource geologists. The objective of this exercise was to verify the historical data and plan the exploration programme that was initiated in November 2004.

In general, the In-house estimates compare well in terms of contained gold with the previous estimates, but average grades are lower than the SRK estimate. This is a function of the improved geological knowledge and the interpolation method employed in estimating grades into the models. In particular, inverse distance weighted models appear to overvalue the grade of the deposits than the kriged models. SRK’s estimate has the highest grade, benefiting most from tighter 3D solid modelling.

RED employed no constraints to their grade extrapolation allowing high grades from the mineralized zone to be influenced by the low grades in the host rock resulting in heavy dilution of the mineralized zone. The In-house, SRK and MTC estimates used constraints to restrict the undue influence of low grades resulting in a lager number of blocks with grade above 1 g/t. SRK’s geological constraint has been tighter than that of the In-house and MTC grade shell constraint.

15.11	Mineral Reserve Estimates

No Mineral Reserves have been estimated for the Namoya Property due to lack of feasibility work to date.

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16.0	OTHER RELEVANT DATA AND INFORMATION; D. R.CONGO

In 1483, the Portuguese discovered the Congo River and established a long term trading relationship with the Kongo Kingdom and by about 1750 Europeans had become heavily involved in the slave trade, procuring slaves from most parts of Africa, including the Congo. King Leopold II of Belgium claimed possession of the Congo in 1885, which was then named the Congo Free State.

Exploitation of the mineral resources of the Congo Free State commenced, and other industries such as rubber plantations and ivory trading were also established. In response to growing criticism of the treatment of the African population, the Belgian parliament annexed the colony in 1908 and renamed it the Belgian Congo.

In 1960, the Congo held its first elections and became an independent republic with Patrice Lumumba as Prime Minister, Joseph Kasavubu as president and Joseph-Desire Mobutu (later Mobutu Sese Seko) as Chief of Staff. The new republic was plagued by unrest, including army mutinies and a secessionist war with the Katanga Region, in which United Nations troops intervened on behalf of the national government. By the end of 1960, Mobutu had seized power. Lumumba was murdered in early 1961 whilst under arrest. In 1965, Mobutu named himself president.

In 1971, the country’s name changed to Zaire. Foreign-owned business and industries were expropriated and nationalized, including the large copper-belt mines on the copper-belt in the Katanga (now Shaba) Region. Economic chaos resulted, and attempted invasions of the Shaba Region from Angola and Zambia were carried out by Zairian insurgents. Troops from France and Belgium were required to defeat the insurgents.

Following the end of the Cold War, Mobutu came under increasing pressure from Western countries to institute democratic and economic reforms and to cease human rights abuses. By this time, the national economy was in ruins and unpaid troops

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mutinied in 1990, resulting in widespread violence and looting, again requiring French and Belgian troops to restore order.

In 1996, the genocide in neighbouring Rwanda caused tension and armed conflict between Hutus and Tutsis in eastern Zaire. The alliance of the Zairian army with Hutu militias resulted in open conflict by Tutsi militia in rebellion against Mobutu. Rwanda and Uganda supported the Tutsi uprising and a coalition known as the Alliance des Forces Démocratiques pour la Liberation du Congo-Zaire (AFDL) under Laurent-Desire Kabila was formed. The AFDL had early military success, resulting in peace talks between Mobutu and Kabila. Mobutu was forced to leave the country in 1997 and Kabila took over the government, named himself president and renamed the country the Democratic Republic of the Congo.

Banro has been involved in the four gold Properties in the Kivu and Maniema provinces of the Democratic Republic of the Congo (DRC) since 1996. The political unrest in 1997 led to the expropriation of Banro’s DRC Properties in 1998 and prohibited advancing the exploration work at these properties between 1998 and 2002.

By 1998, however, Kabila had lost the confidence of one of his main allies, the movement pour la libértion du Congo (MLC), who attacked from the east, again supported by Uganda and Rwanda. Meanwhile, Zimbabwe, Namibia and Angola sent troops to the DRC to support Kabila. A ceasefire was signed in 1999 between the six countries involved in the conflict, however the rebellion continued until 2001when Kabila was assassinated. Joseph Kabila succeeded his father as president and immediately set about negotiating a multilateral peace deal. As a result of his efforts and the intervention of South Africa, the Pretoria peace accord was signed in 2002.

Although political uncertainty does remain in the DRC, there has been improving political, social and economic climate as a result of the current power-sharing transitional government, fostering peace in most parts of the country. Significant

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milestones have been achieved by the international community to establish an electoral platform. These include the following:

•	December 2002: Peace accord signed between the government and rebel groups.
•	April 2003: Joseph Kabila is sworn in as interim head of state to preside over a transitional government for a two year period leading to democratic elections in June 2005.
•	June 2003: New Mining Code implemented with the support of the World Bank and other interested groups.
•	July 2003: DRC’s total external debt reduced by 80% to US$2 billion.
•	December 2003: Paris Club pledge US$3.9 billion for the period 2004-2006.
•	February 2004: Setting up of a unified army integrating former political and other militia groups.
•	April 2004: Appointment of new governors by the transitional government.
•	February to November 2004: World Bank, USAID, and IMF increase aid package to support economic and social recovery.
•	November 2004: United Nations (MONUC) increases personnel to 16,700.
•	April 2005: FDLR agreed to demobilize in Eastern DRC.
•	May 2005: Adoption by parliament of the new constitution.
•	June 2005: Beginning of electoral process and registration of voters.
•	February 2006: New constitution signed
•	Presidential and parliamentary elections fixed for April 19th 2006 with possible presidential run-off on June 2nd 2006.

As a result of the improving situation Banro is embarking on an exploration programme in 2006 with respect to its Twangiza, Lugushwa, Namoya and Kamituga Properties in the DRC, budgeted at approximately US$20 million.

Mining activities undertaken by Gecamines (the Copperbelt) and OKIMO (gold mining operations) have suffered from a lack of capital investment, particularly after

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the security situation deteriorated in 1990, such that current total metal production capacity utilization is estimated as less than 10% of previous levels. It is estimated that Gecamines produced approximately 500Kpta of copper during the mid 1980‘s. Copper production in 1996 was approximately 30Kt, and this level of production has probably been maintained or exceeded slightly in recent years.

Gecamines and OKIMO have been actively attempting to improve rapidly declining copper, cobalt and gold production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms.

International mining companies that have acquired mining interests in the copper belt include Phelps Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda tailings) and American Mineral Fields (Kolwezi tailings).

Anglogold Ashanti, Goldfields and Moto Goldmines are other foreign companies actively undertaking exploration for gold in the DRC.

17.0	INTERPRETATION AND CONCLUSIONS

The geological model proposed herein is essentially a shear zone hosted, quartz ‘stockwork’ deposit. It is apparent that several phases of mineralization are present in the Namoya deposits. The current field work will be adequate to separate these phases. Given the available data, Banro is reasonably confident in the validity of the proposed model.

Much of the work detailed above is based on historical data that has been verified by recent re-sampling and mapping activities. Data quality and data reliability issues have been studied, with no evidence of bias between the historical data the modern sampling and laboratory methods. In particular, the accuracy and precision of the assay data has been studied in detail and independent check analysis have been undertaken. Sampling procedure and laboratory results have been checked. In

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principle, the adit re-sampling program has provided assay results that are more reliable and has therefore provided increased confidence and solid back-up to the thicknesses and grades of intersections used for the current Mineral Resource Estimates. In addition, independent geological consultants, SRK, who undertook the previous resource determinations for Namoya, has reviewed the re-sampling and quality control procedures and concurs with its findings.

Gold mineralization is associated with quartz vein rich zones which occur close to the contact between psammitic and pelitic horizons and are dominantly confined in the more pelitic host rock. The improved geological understanding on the controls of mineralization has been utilised in the construction of 3-dimensional models.

The current mineral resource estimates compare well with previous Inferred Resource estimates and give clear scope and direction to the project (Table 20).

The field exploration work undertaken from November 2004 to date is compliant with NI 43-101. The Mineral Resource Estimates conform to the reporting standards of NI 43-101. The current Mineral Resource Estimates are conservative due to the methodology employed in estimating the volume and grade of the depleted Mwendamboko high-grade material.

Table 20: Summary of Mineral Resource Estimates at 1 g/t Au cut-off

	Indicated			Inferred
Deposit	Tonnes	Au (g/t)	Ounces*	Tonnes	Au (g/t)	Ounces*
Mwendamboko	2,154,100	3.84	266,000	3,836,300	2.91	359,000
Kakula	1,936,300	2.11	131,000	2,915,900	1.94	182,000
Namoya Summit	470,000	2.58	39,000	356,500	2.53	29,000
Muviringu	---	---	---	710,000	3.80	87,000
Totals	4,560,400	2.97	436,000	7,818,700	2.61	657,000

Ounces* rounded to the nearest ‘000

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18.0	RECOMMENDATIONS

Banro is currently undertaking an extensive drilling program at Namoya involving 2 Longyear 38 core rigs with the objective of completing resource drilling on the most advanced prospects of Mwendamboko, Kakula and Namoya Summit. On completion of the first phase of resource drilling, exploration drilling is planned to commence in the second quarter of 2006 on those targets generated from the on-going regional exploration programme.

The work program and the budget is summarised below. The actual expenditures incurred at Namoya during 2006 will be dependent on the exploration results achieved during 2006.

Table 21: Work Program and Budget

Activity	Budget (US$)
Drilling	2,696,000
Geology	194,400
Geochemistry	412,200
Scoping study	40,000
Security	259,200
Field camp	116,400
Travel & subsistence	887,800
Salaries	264,454
Business promotion	67,800
Vehicle	44,900
Communication	15,600
Training	18,200
Office expenses	6,000
Total Operating Expenditures	5,022,954
Bukavu/Kinshasa admin. support	515,891
Total Budget	5,538,845

The author considers that the proposed work program and budget are adequate and achievable and are consistent with the resource and exploration potential of the Namoya Property.

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19.0	REFERENCES

Banro Congo Mining. Jan., 2005. Resource Modelling and Drillhole Planning - Status Report; Internal Company Report

CME & Company. May 1998. Report on Data Compilation, Namoya Concession, D. R.Congo. Prepared for Banro ResourceCorporation.

CME & Company. 1997. Technical Evaluation of the Operations and Holdings of Sakima S.A.R.L., Zaire, Central Africa. Prepared for Banro Resource Corporation.

Kazmitcheff, A. 1959. Geological Notes on the Gold Deposit of Namoya. Internal company report for Sominki.

Kazmitcheff, A. 1968. Observations geologiques sur le gisement aurifere de Namoya. Ann.Soc. Geol. Belgique, Tome XC,1966-67 Bull.7 pp B617-B641.

SRK. Dec., 1998. Geological Report, Namoya Mineral Concession, Maniema Province, D. R. Congo. Prepared for Banro Resource Corporation.

SRK. Feb. 2005. NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo. Prepared for Banro Corporation.

Watts, Griffis, and McOuat,. 1989. Report on the Evaluation of the Sominki Assets in the Kivu and Maniema Province, Republic of Zaire

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20.0	ACKNOWLEDGEMENTS

This report is the combined work of the Namoya Mining SARL project team as listed below:

Michael B Skead	Vice President, Exploration (MAusIMM)
Dan Bansah	Mineral Resource Manager (MAusIMM)
Howard Fall	Chief Geologist
Peter Kersi	Senior Resource Geologist (MAusIMM)
Chris Bawah	Senior Project Geologist
Gerald Chuwa	Senior Project (Structural) Geologist
Paul Mbuya	Project Geologist
Charles Mguto	Project Geologist Plus 17 Congolese Geologists
Mike Trenor	Senior Surveyor

Namoya Mining SARL acknowledges the guidance and audits carried out by Martin Pittuck, SRK, for his personal experience on the data compilation of the project between 1998-2005.

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21.0	DATE AND SIGNATURE PAGE

This report has been prepared under the supervision of Michael B. Skead, P. Geo., who is Vice President, Exploration of Banro and a “qualified person” as such term is defined in NI 43-101.

Signed this 30th day of March, 2006.

(signed)    “Michael B. Skead”
Michael B. Skead, P. Geo.

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22.0	CERTIFICATE OF QUALIFIED PERSON

I, Michael B. Skead, Geo., do hereby certify that:

1.	I am the Vice President, Exploration of Banro Corporation (“Banro”). I reside at 20 Roslyn Road, Rondebosch, Cape Town, Republic of South Africa.

2.	I am a graduate of University of Cape Town, Republic of South Africa with a B.Sc Honours degree in Geology (1987). I also have an MSc Degree form the Rhodes University, Republic of South Africa, in Mineral Exploration (1994). I have practiced my profession since 1988.

3.	I am a member in good standing of the Australasian Institute of Mining and Metallurgy (Membership Number 2024032), and a member in good standing of the South African Council for Natural Scientific Professions (Membership Number 400311/05).

4.	I have experience with precious metal deposits. This includes the following:

•	Exploration for platinum group elements in the Bushveld Complex, Republic of South Africa.
•	Exploration for gold in Nevada and California – USA, Mexico, Irian Jaya – Indonesia, Barberton – Republic of South Africa and Tanzania.
•	Was instrumental in the discoveries of the Kukuluma and Matandani gold deposits in the Geita District – Tanzania, that ultimately lead to the Geita District becoming the largest gold producing district in East Africa.

5.	I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”). I supervised the preparation of the technical report dated March 30,

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2006 entitled “NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo” (the “Report”).

6.	I have worked on Banro’s Namoya project as an employee of Banro since November 2004 to the date of this certificate and I have reviewed geological, mineralogical and metallurgical reports in Banro’s library. I have personally visited the property on several occasions with the last visit in November 2005.

7.	I am not independent of Banro as described in section 1.4 of NI 43-101 by virtue of being Vice President, Exploration of Banro.

8.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Signed this 30th day of March, 2006.

(signed)    “Michael B. Skead”
Michael B. Skead, P. Geo.
Vice President, Exploration of Banro Corporation

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Figure 14: Gram-meter Plot of Historical vs. Recent Adit Re-sampling Results

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Figure 15: ALS Chemex Internal Duplicate Split Results

Figure 16a: Scatter Plot - SGS vs. ALS Chemex (Au › 0.10 g/t)

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Figure 1.16b: Scatter Plot - SGS vs. ALS Chemex (Au ‹ 0.10 g/t)

Figure 17: Performance Chart of Blank Samples

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Figure 18: Namoya Mineralised Trend - 3D Snapshot

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APPENDIX I:

Standards Control Graphs and Performance Charts

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APPENDIX II:

Statistical Graphs of Drill Hole, Adit and Trench Data

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APPENDIX III

Block Model Section through the Various Namoya Prospect Deposits

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Appendix III Namoya Summit Deposit: Model Level Plans 1254 mRL

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Appendix III Mwendamboko Deposit: Model Level Plans 1253 and 1273 mRL

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Appendix III Kakula Deposit: Model Level Plans 1203 and 1240 mRL

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Appendix III Kakula Deposit: Model Sections 10 & 11

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Appendix III Kakula Deposit: Model Sections 12 & 13

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Appendix III Mwendamboko Deposit: Model Sections 12 & 13

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Appendix III Mwendamboko Deposit: Model Sections 11 & 14

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Appendix III Namoya Summit: Model Sections 11 & 12